Enterra Energy Trust

Annual Information Form

For the year ended December 31, 2007

March 31, 2008

TABLE OF CONTENTS

GENERAL INFORMATION

Glossary

Abbreviations, Conventions and Conversions

Note Regarding Forward-Looking Statements

STRUCTURE AND ORGANIZATION OF ENTERRA ENERGY TRUST

Enterra Energy Trust

Enterra Energy Commercial Trust

Enterra Energy Corp.

Enterra Production Partnership

Enterra Energy Partner Corp.

Trigger Resources Ltd.

Enterra US Acquisitions Inc.

Enterra Acquisitions Corp.

Altex Energy Corporation

Rocky Mountain Gas, Inc.

RMG I, LLC

Organizational Chart

GENERAL DEVELOPMENTS OF OUR BUSINESS

History and Significant Acquisitions

Equity Offerings

Anticipated Developments

DESCRIPTION OF OUR BUSINESS AND PROPERTIES

Who We Are

Current Focus of the Trust

Business Strategy During 2007

Competitive Strengths

RISK FACTORS

Risks Related to Our Business

Risks Related to the Trust Structure and the Ownership of Trust Units and Debentures

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Disclosure of Reserves Data

Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue

Reserves Data – Constant Prices and Costs

Reserves Reconciliation

Undeveloped Reserves

Significant Factors or Uncertainties Affecting Reserves Data

Future Development Costs

Common Infrastructure Costs

Oil and Gas Properties

- i -

Northeast British Columbia

Western Alberta

Eastern Alberta

Saskatchewan

Powder River Basin, Montana and Wyoming

Oklahoma

Oil and Gas Wells

Land Holdings

Abandonment and Reclamation Costs

Tax Horizon

Costs Incurred

Exploration and Development Activities

Production Volume by Field

Production Estimates

Quarterly Data

RESERVE DATA CHANGES SINCE DECEMBER 31, 2007

CAPITAL STRUCTURE

The Trust Indenture

Trust Units and Other Securities

Income Streams

Unitholder Limited Liability

Issuance of Trust Units

Trustee

Liability of the Trustee

Special Voting Rights

Redemption Right

Meetings of Unitholders

Exercise of Voting Rights

Amendments to the Trust Indenture

Takeover Bid

Termination of the Trust

Reporting to Unitholders

Description of Debentures

Exchangeable Shares

MARKET FOR SECURITIES

DISTRIBUTIONS

CORPORATE GOVERNANCE

Delegation of Authority, Administration and Trust Governance

Directors and Officers

Committees

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

- ii -

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Regulatory Actions

CONFLICTS OF INTEREST AND  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Relationship with JED Oil Inc. and JMG Exploration, Inc.

Relationship with Petroflow Energy Ltd.

Relationship with Macon Resources Ltd.

Relationship with Trigger Projects Ltd.

Other Management and Director Interests

TRANSFER AGENT AND REGISTRAR

MATERIAL CONTRACTS

INTERESTS OF EXPERTS

AUDIT COMMITTEE

General

Mandate of the Audit Committee

Relevant Education and Experience of Audit Committee Members

Audit Committee Oversight

ADDITIONAL INFORMATION

Appendix A – Audit Committee Mandate

Appendix B – Report on Reserves Data by Independent Qualified Reserves Evaluator on Form 51-102F2

Appendix C – Report of Management and Directors on Reserve Data on Form 51-101F3

Appendix D – Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Unless otherwise indicated, all of the information provided in this Annual Information Form is as at December 31, 2007.

- iii -

GENERAL INFORMATION

Glossary

The following are defined terms used in this annual information form (“AIF”):

“Administration Agreement” means an administration agreement dated November 25, 2003 between the Trust and EEC;

“CT Notes” means the unsecured promissory notes issued by EECT to the Trust;

“Debentures” means the 8% and the 8.25% convertible unsecured subordinated debentures of the Trust issued under the Debenture Indenture;

“EAC” means Enterra Acquisitions Corp., a Delaware corporation and an indirect subsidiary of the Trust;

“EEC” means Enterra Energy Corp., an Alberta corporation, a wholly-owned subsidiary of the Trust, and administrator of the Trust pursuant to the Administration Agreement;

“EEC Exchangeable Shares” means shares of EEC that were exchangeable for Trust Units;

“EECT” means Enterra Energy Commercial Trust, an unincorporated trust governed by the laws of Alberta and a wholly owned subsidiary of the Trust;

“EECT Units” means trust units of EECT;

“EEPC” means Enterra Energy Partner Corp., an Alberta corporation.  EEPC is a holding company wholly owned by EEC which holds an interest in EPP;

“Enterra Arrangement” means the plan of arrangement completed on November 25, 2003 involving the Trust, EECT, Old Enterra and its subsidiaries, and Enterra Acquisition Corp.;

“Enterra US Acqco” means Enterra US Acquisitions Inc., a Delaware corporation and an indirect subsidiary of the Trust;

“EPC” means Enterra Production Corp., an Alberta corporation and was a wholly-owned subsidiary of the Trust prior to January 31, 2007;

“EPP” means the Enterra Production Partnership, a partnership organized pursuant to the laws of Alberta;

“Exchangeco” means Enterra Exchangeco Ltd., an Alberta corporation and a wholly-owned subsidiary of EECT;

“GAAP” means generally accepted accounting and principles in Canada;

“Haas” means Haas Petroleum Engineering Services, Inc., independent petroleum engineering consultants;

“Haas Report” means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Trust prepared by Haas dated February 14, 2008 and effective December 31, 2007;

“High Point” means High Point Resources Inc., an Alberta corporation;

“JED” means JED Oil Inc., an Alberta corporation;

“JED Swap” means the exchange, completed on September 28, 2006 with an effective date of July 1, 2006, of our interests in certain properties for interests held by JED and the settlement of certain indebtedness we owed to JED;

“JMG” means JMG Exploration, Inc., a Nevada corporation;

“US Farmout Partner” means Petroflow Energy Ltd.;

“McDaniel” means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants;

“McDaniel Report” means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Trust prepared by McDaniel dated February 1, 2008 and effective December 31, 2007;

“MHA” means MHA Petroleum Consultants, independent petroleum engineering consultants;

“MHA Report” means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Trust prepared by MHA dated February 13, 2008 and effective January 1, 2008;

“Non-Resident” means (a) a person who is not a resident of Canada for the purposes of the Tax Act and any applicable income tax convention; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

“Old Enterra” means EEC prior to the Enterra Arrangement;

“Operating Subsidiaries” means collectively, the direct and indirect subsidiaries of the Trust that own and operate assets for the benefit of the Trust (with the material Operating Subsidiaries being EEC, EPP, EAC, and Enterra US Acqco);

“Reserve Reports” means, collectively, the McDaniel Report, Haas Report and the MHA Report;

“Revolving and Operating Credit Facilities” means

(i) a $129.5 million revolving credit facility with a syndicate of lenders, and

(ii) a $18.5 million operating facility with Bank of Nova Scotia as lender,

provided pursuant to a credit agreement dated November 21, 2006, as amended and restated on February 1, 2007 with 6 additional amendments of the revolving credit facility and 3 amendments of the operating credit facility up to and including the last amendments effective December 18, 2007;

“RMAC Exchangeable Shares” means shares of RMAC that were exchangeable for Trust Units;

“RMEC” means Rocky Mountain Energy Corp., a corporation created by amalgamation under the laws of Alberta;

“RMG Exchangeable Shares” means exchangeable shares issued by Enterra US Acqco that were exchangeable for Trust Units;

“Second-Lien Credit Facility” means a second-lien non-revolving credit facility with a syndicate of lenders provided pursuant to a credit agreement dated November 21, 2006, as amended and restated on February 1, 2007 with 6 additional amendments of the revolving credit facility and 3 amendments of the operating credit facility up to and including the last amendments effective December 18, 2007;

“Series Notes” means interest bearing subordinated promissory notes issued by certain Operating Subsidiaries and currently held by the Trust;

“Special Resolution” means a resolution passed as a special resolution at a meeting of holders of Trust Units and holders of Special Voting Rights (including an adjourned meeting) duly convened for the purpose and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units and Special Voting Rights represented at the meeting;

“Special Voting Right” means the special voting right of the Trust issued by the Trust to and deposited with the Trustee, which entitled the holders of the exchangeable shares to a number of votes at meetings of the Unitholders;

“Tax Act” means the Income Tax Act (Canada) and the Regulations thereunder, as amended from time to time;

“Technical Services Agreement” means the Technical Services Agreement between the Trust and JED dated effective January 1, 2004 and terminated on January 1, 2006;

“Trust”, “we”, “us”, or “our” means Enterra Energy Trust, an unincorporated trust governed by the laws of Alberta, and where the context requires, includes the Trust and all of the Trust Subsidiaries as a consolidated entity;

“Trust Indenture” means the amended and restated trust indenture dated November 25, 2003 among Olympia Trust Company, as trustee, Luc Chartrand as settler, and EEC, as may be amended, supplemented, and restated from time to time;

“Trust Subsidiaries” means the Operating Subsidiaries, EECT, and any other subsidiaries of the Trust;

“Trust Units” mean units of the Trust;

“Trustee” means the trustee of the Trust, presently Olympia Trust Company;

“Unitholders” mean holders from time to time of the Trust Units;

“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States; and

“U.S. Unitholder” means any Unitholder who is either in the United States or a U.S. Person.

Abbreviations, Conventions and Conversions

Abbreviations

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbl	thousand barrels	Bcf	billion cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
NGLs	natural gas liquids	mmcf/d	million cubic feet per day
GJ	gigajoule	MMBTU	million British Thermal Units
GJ/d	gigajoule per day

AECO-C	Intra Alberta Nova Inventory Transfer Price (NIT net price)
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28°API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
BOE

barrel of oil equivalent of natural gas and crude oil (Disclosure provided herein  in respect to BOE may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.)

BOE/d	barrel of oil equivalent per day
m3	cubic metres
Mboe	1,000 barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
Mwh	Megawatt hours

Conventions

Unless otherwise indicated, all dollar amounts are in Canadian dollars and references herein to “$” or “dollars” are to Canadian dollars or “M$” are to a thousand Canadian dollars or “MM$” are to a million Canadian dollars.

The information set out in this AIF is stated as at December 31, 2007 unless otherwise indicated.  Capitalized terms used but not defined in the text are defined in the Glossary.

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units):

To Convert from	To	Multiply by
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.4047
Hectares	Acres	2.471

Exchange Rate Information

Except where otherwise indicated, all dollar amounts in this AIF are stated in Canadian dollars.  The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years.  The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year.  The exchange rates shown are expressed as the number of US dollars required to purchase one Canadian dollar.  These exchange rates are based on those published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”).

	Year Ended December 31
	2007	2006	2005
Year End	1.0120	0.8581	0.8577
High	1.0905	0.9134	0.8609
Low	0.8506	0.8479	0.7872
Average	0.9309	0.8818	0.8258

Note Regarding Forward-Looking Statements

Certain statements contained in this AIF and in documents incorporated by reference constitute forward-looking statements.  The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  Management believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein should not be unduly relied upon.  These statements speak only as of the date hereof.

In particular, this AIF contains forward-looking statements pertaining to the following:

•

oil and natural gas production levels;

•

capital expenditure programs;

•

the quantity of the oil and natural gas reserves;

•

projections of commodity prices and costs;

•

supply and demand for oil and natural gas;

•

expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and

•

treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this AIF:

•

volatility in market prices for oil and natural gas;

•

potential liabilities inherent in oil and natural gas operations;

•

uncertainties associated with estimating oil and natural gas reserves;

•

competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•

incorrect assessments of the value of acquisitions;

•

geological, technical, drilling and processing problems;

•

fluctuations in foreign exchange or interest rates and stock market volatility;

•

failure to realize the anticipated benefits of acquisitions; and

•

the other factors discussed under “Risk Factors”.

These factors should not be construed as exhaustive.  We do not undertake any obligation to publicly update or revise any forward-looking statements beyond what is required by applicable securities legislation.

STRUCTURE AND ORGANIZATION OF ENTERRA ENERGY TRUST

Enterra Energy Trust

Enterra Energy Trust is an oil and gas trust established under the laws of the Province of Alberta pursuant to the Trust Indenture.  The Trust’s assets consist of the securities of the Trust Subsidiaries and indirect interests in crude oil and natural gas properties through the Operating Subsidiaries.  Our principal and head office is located at Suite 2700, 500 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6.  The Trustee’s head office is located at Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, Canada T2G 0P6.

Enterra Energy Commercial Trust

EECT is an unincorporated commercial trust established under the laws of the Province of Alberta.  The Trust owns all of the issued and outstanding EECT Units.  EECT holds, directly or indirectly, all of the outstanding shares and interests of the Operating Subsidiaries.

Enterra Energy Corp.

EEC is an Alberta corporation.  EEC is one of the Operating Subsidiaries and acts as administrator of the Trust pursuant to the Administration Agreement.  EECT owns all of the issued and outstanding shares of EEC.  On January 31, 2007, EEC amalgamated with EPC to form EEC.

Enterra Production Partnership

EPP was formed as a general partnership under the laws of the Province of Alberta on August 16, 2001.  The partners of the Partnership are EEC and Enterra Energy Partner Corp.  EEC manages the operations of EPP.

Enterra Energy Partner Corp.

EEPC is an Alberta corporation.  EEPC is a holding company wholly owned by EEC which holds an interest in EPP.

Trigger Resources Ltd.

Trigger Resources is an Alberta corporation which primarily operates oil and gas assets in Saskatchewan.  It is a wholly owned subsidiary of EEC.

Enterra US Acquisitions Inc.

Enterra US Acqco is a Delaware corporation.  All of our United States assets and operations are held and conducted indirectly through Enterra US Acqco.

Enterra Acquisitions Corp.

EAC is a Delaware corporation.  Enterra US Acqco owns all of the issued and outstanding shares of EAC.

Altex Energy Corporation

Altex is a Delaware corporation.  Altex is a wholly owned subsidiary of EAC.

Rocky Mountain Gas, Inc.

RMG is a Wyoming corporation and is a wholly owned subsidiary of Enterra US Acqco.  It operates natural gas properties in Wyoming and Montana.

RMG I, LLC

RMGI is a Wyoming Limited Liability Company and is a wholly owned subsidiary of RMG.

Organizational Chart

The following chart illustrates our structure as at December 31, 2007.

All of the entities shown above that are below “Enterra Energy Trust” are, direct or indirect, wholly-owned subsidiaries of the Trust.

GENERAL DEVELOPMENTS OF OUR BUSINESS

History and Significant Acquisitions

The Enterra Arrangement

The Enterra Arrangement became effective on November 25, 2003.  Pursuant to the Enterra Arrangement, the outstanding common shares of Old Enterra were exchanged by the shareholders thereof for an aggregate of 18,951,556 Trust Units.  In addition, as part of the Enterra Arrangement, EEC issued an aggregate of 2,000,000 EEC Exchangeable Shares to former holders of Old Enterra common shares in accordance with elections made by such holders under the Enterra Arrangement.  Each EEC Exchangeable Share was exchangeable into Trust Units at any time.  On January 31, 2007, all of the then-outstanding EEC Exchangeable Shares were redeemed in exchange for Trust Units.

2004 Acquisition of Rocky Mountain Energy Corp.

On September 29, 2004 Enterra completed the acquisition of Rocky Mountain Energy Corp. by way of a plan of arrangement whereby Enterra’s wholly-owned subsidiary, Rocky Mountain Acquisition Corp. (“RMAC”), acquired all the issued and outstanding common shares of RMEC.  The transaction was valued at approximately $50.3 million.  RMEC shareholders received approximately 86% of the consideration in the form of Trust Units and RMAC Exchangeable Shares and 14% in cash.  The Trust and RMAC issued 1,946,576 Trust Units and 341,882 RMAC Exchangeable Shares, respectively.  The acquisition of RMEC added approximately 1,000 BOE/d of production together with the potential to drill over 22 additional wells.  RMAC was subsequently renamed to Enterra Production Corp. (“EPC”) on January 1, 2007.  On January 19, 2007 all of the then-outstanding RMAC Exchangeable Shares were redeemed in exchange for Trust Units and EPC was amalgamated with Enterra Energy Corp. (“EEC”) January 31, 2007.

2005 Acquisition of Rocky Mountain Gas, Inc.

On June 1, 2005, Enterra acquired 100% of the issued and outstanding shares of Rocky Mountain Gas, Inc. (“RMG”), an entity with natural gas properties in Montana and Wyoming.  The transaction was valued at approximately $24.0 million and was financed with 736,842 RMG Exchangeable Shares valued at $16.7 million, 275,474 Trust Units valued at $6.3 million and cash of $1.0 million. On June 1, 2006, all of the then-outstanding RMG Exchangeable Shares were redeemed for Trust Units.

2005 Acquisition of High Point Resources Inc.

On August 17, 2005 Enterra completed the acquisition of 100% of the common shares of High Point Resources Inc. through our wholly-owned subsidiary, RMAC, in exchange for 7,490,898 Trust Units and 1,407,177 RMAC Exchangeable Shares.  High Point’s oil and natural gas properties were predominantly in Alberta and British Columbia.  The acquisition increased Enterra’s natural gas production and development portfolio in addition to contributing significant tax pools to the Trust.

2006 Acquisition of Oklahoma Assets

During the first six months of 2006, Enterra acquired oil and natural gas producing assets located in Oklahoma (“Oklahoma Assets”).  The acquisition was completed through four closings.  The first closing occurred on January 18, 2006 and represented approximately 1,300 BOE/d of production capacity.  The second closing occurred on March 21, 2006 and represented approximately 3,700 BOE/d of production capacity.  The final two closings occurred on April 4, 2006 and April 18, 2006 and represented approximately 1,300 BOE/d of production capacity.  The assets consisted of approximately 80% natural gas and 20% light oil production and included approximately 53,000 net acres of land of which over 25,000 net acres were undeveloped.  The purchase price of US$307.6 million was paid for through the issuance of 5,685,028 Trust Units valued at $116.5 million, $181.0 million of cash and closing costs of $10.0 million.  Enterra filed a business acquisition report dated June 29, 2006 on SEDAR with respect to this acquisition.

The current and anticipated production from the Oklahoma Assets is primarily from the Hunton Group carbonate formations and is derived through a de-pressuring of the formation via water production followed by hydrocarbon production.  The Hunton Group is exploited at depths of approximately 1,500 metres using long, multi-leg horizontal wells.  Enterra operates all of its related production, gathering and water disposal facilities.  On June 27, 2006, a farm-out agreement was entered into with our US Farmout Partner to exploit the undeveloped Hunton Group prospects.  Additionally, all of the developed and undeveloped lands are overlain by the Woodford Shale, which is speculated to be a prospective shale gas target similar to the Barnett Shale in Texas.  Enterra’s long term plans include testing of this concept.

2006 Property Swap with JED Oil Inc.

On September 28, 2006, Enterra closed a property swap agreement with JED Oil Inc. whereby Enterra swapped certain of its interests in properties in the Ferrier area of Alberta for interests of JED in common with Enterra’s in East Central Alberta, the Desan area of Northeast British Columbia and the Ricinus area of Alberta.  The swap was based on independent third party engineering evaluations and was effective July 1, 2006.  The transaction also resulted in the termination of an Agreement of Business Principles between the Trust and JED whereby the Trust had a right of first refusal on properties that JED owned and JED had the ability to farm-in on the Trust’s undeveloped lands.  Concurrent with the swap, the Trust settled all amounts owing to JED.

2007 Acquisition of Trigger Resources Ltd.

On April 30, 2007, Enterra acquired all of the issued and outstanding shares of Trigger Resources Ltd. (“Trigger Resources”).  Trigger Resources shareholders received cash consideration of $63.3 million which was funded by the issuance of $40.0 million of 8.25% convertible debentures that mature on June 30, 2012 and $29.2 million of Trust Units (4,945,000 trust units).  Trigger Resources’ oil and natural gas properties are located in west central and southwest Saskatchewan and, at the time of acquisition, added approximately 2,400 BOE/d (58% oil, 42% gas) to Enterra’s production portfolio.  The properties generally have 100% working interest with year round access and relatively low operating costs.

2007 Disposition of Non-core Assets

Enterra regularly evaluates asset acquisition and divestiture candidates.  This practice, in conjunction with Enterra’s debt reduction strategy, led the Trust in 2007 to review and identify assets deemed to be “non-core” to its ongoing operations.  Certain of these assets were then publicly marketed in the fall of 2007.  Enterra received numerous proposals for the assets marketed in addition to several unsolicited offers for non-core assets that had not been actively marketed.  During 2007 certain Princess non-operated, Willesden Green and Little Bow properties were sold.  At December 31, 2007, Enterra had entered into purchase and sale agreements for three other asset packages with gross proceeds totalling $45.9 million.  Subsequent to year end, all of these outstanding purchase and sale agreements have been closed.  Substantially all net proceeds have been applied to debt reduction of the Trust.  The Trust currently has another purchase and sale agreement for another asset package with gross proceeds of $1.6 million that is expected to close in Q2 2008.

Enterra continues to evaluate asset acquisition and divestiture opportunities as part of the ongoing management of its asset portfolio.

Equity Offerings

2005 Financings

On March 4, 2005 Enterra completed a private placement of 500,000 Trust Units at a price of US$19.00 for gross proceeds of US$9.5 million.  The funds received from this financing were used to reduce outstanding debt and for general corporate purposes.

On April 22, 2005 Enterra entered into an equity line of credit arrangement with Kingsbridge Capital Limited (“Kingsbridge”) whereby Kingsbridge committed to purchase up to US$100.0 million of Trust Units in various tranches at the option of the Trust.  Under the arrangement, the Trust issued 695,141 Trust Units for proceeds of $15.8 million.  The proceeds from the issuances were used to reduce outstanding debt and general corporate purposes.

On December 20, 2005 Enterra filed a prospectus supplement for the issuance of up to 950,000 Trust Units at US$16.00 per unit.  The issuances under the prospectus supplement were completed by January 13, 2006.  Enterra issued 950,000 Trust Units for proceeds of $17.8 million under this prospectus supplement.  The proceeds from this financing were used to fund capital expenditures and for general corporate purposes.

2006 Financings

On March 3, 2006 Enterra filed a prospectus supplement for the issuance of up to 1,500,000 Trust Units at US$17.25 per unit.  275,000 Trust Units were issued under this prospectus supplement for proceeds of $5.4 million.  Funds received from this financing were used for capital expenditures and for general corporate purposes.

On November 10, 2006 Enterra filed a short form prospectus for the issuance of 4,979,500 Trust Units at $8.10 per unit for proceeds of $40.3 million.  Funds received from this financing were used to partially repay Enterra’s then-existing bridge credit facilities.

On November 10, 2006 Enterra filed a short form prospectus for the issuance of $138,000,000 of 8% debentures convertible into Trust Units at $9.25 per unit.  The funds received from this financing were used to partially repay Enterra’s then-existing bridge credit facilities.  As at December 31, 2006 $57,669,000 of the convertible debentures had been converted into 6,234,483 Trust Units.

2007 Financings

On April 11, 2007 Enterra filed a preliminary short form prospectus for the issuance of up to 4,945,000 Trust Units, inclusive of the underwriter’s over-allotment option of 645,000 Trust Units, at a price of $5.90 per Trust Unit for gross proceeds of $29.2 million and $40.0 million of 8.25% debentures convertible into Trust Units at a price of $6.80 per Trust Unit.  The net proceeds of this issuance were used to finance the acquisition of Trigger Resources.

Anticipated Developments

For a discussion of anticipated developments for 2008, please see the subsequent events and proposed transactions section of the Management’s Discussion and Analysis for the year ending December 31, 2007 (the “MD&A”) which may be found on SEDAR at www.sedar.com.

Implications of Tax Proposals by the Canadian Minister of Finance

On October 31, 2006, the Minister of Finance (Canada) (“Finance”) announced tax measures which will materially reduce the amount of cash available for distributions to the Unitholders.  It is expected that the Trust will be subject to these new rules beginning on January 1, 2011.

As noted above, the Trust could become subject to these changes before 2011 if it experiences growth, other than “normal growth”, before that time.  Under the December 15, 2006 guidelines, the Trust will be considered to have experienced only “normal growth” if its issuances of new equity (which for this purpose includes Trust Units and debt that is convertible into Trust Units, but does not include non-convertible debt) do not exceed, for each of the intervening periods set forth below, a safe harbour measured by reference to the Trust's market capitalization as of the end of trading on October 31, 2006 (measured solely by the market value of the issued and outstanding Trust Units as of that date).  The Trust's market capitalization as of October 31, 2006 was approximately $408,000,000.  The intervening periods and their respective safe harbour amounts are as follows:

(a)

November 1, 2006 to December 31, 2007 – 40% of the Trust's market capitalization as of October 31, 2006;

(b)

January 1, 2008 to December 31, 2008 – 20% of the Trust's market capitalization as of October 31, 2006;

(c)

January 1, 2009 to December 31, 2009 – 20% of the Trust's market capitalization as of October 31, 2006;

(d)

January 1, 2010 to December 31, 2010 – 20% of the Trust's market capitalization as of October 31, 2006.

The December 15, 2006 guidelines provide that these annual safe harbour amounts are cumulative, and that replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered growth for these purposes.  In addition, an issuance of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation (such as exchangeable shares), for Trust Units.

On November 21, 2006 Enterra issued Trust Units and convertible Debentures for total gross proceeds of $178.3 million.  The net proceeds from the issue combined with drawings under our Revolving and Operating Credit Facilities were used to repay in full bridge loans that had been outstanding on October 31, 2006.  The issuances will not be considered new equity for purposes of the safe harbour amounts.

On April 30, 2007 Enterra issued Trust Units and convertible debentures for total gross proceeds of $69.2 million.  The net proceeds of this issuance were used to fund the acquisition of Trigger Resources.  This issuance of new equity is within the prescribed safe harbour amounts and is not expected to be deemed as “undue expansion” of the Trust.

Implication of Recent Royalty Proposals by the Alberta Provincial Government

On October 25, 2007 the Alberta Provincial Government (the “Province”) announced revisions to its existing royalty regime for non-renewable energy resources that would be effective, if enacted, as of January 1, 2009 (the “New Regime”).  Specific details of the New Regime are still under review as the Province continues to consult with stakeholders including the oil and gas industry.  If the New Regime is enacted as currently written, however, Enterra’s initial assessment is that the royalty rates for its Alberta oil and gas production will, in aggregate, be impacted in a direct manner dependent upon commodity prices.  Asset dispositions closed in December 2007 and subsequent to year end consisted exclusively of Alberta based production and will reduce the Trust’s exposure to changes in the royalty structure contemplated under the New Regime.  Royalty rates for production of the Trust from British Columbia, Saskatchewan and the United States are not impacted by the New Regime.

See also “Risk Factors – Changes in tax and other legislation that may adversely affect Unitholders”.

DESCRIPTION OF OUR BUSINESS AND PROPERTIES

Who We Are

Our portfolio of crude oil, natural gas liquids and natural gas interests is geographically diversified and split between natural gas and liquids production.  Our properties are located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Our average production for 2007 was 12,428 BOE/d, which was comprised of 62% natural gas and 38% crude oil and natural gas liquids.

Current Focus of the Trust

Circumstances in 2007 that have resulted in the current suspension of Trust distributions are also causing a review of the key strategies of Enterra.  A primary goal for 2008 is the reduction of debt with the long term goal to improve the balance sheet.  At the same time, select capital reinvestment projects thought to have the best performance on a near term basis are being pursued and to the extent possible, production rates and reserve values are being preserved.  It is not anticipated that production and reserves values can be held flat with the current capital budget of $30.0 million for 2008.  Cost reduction at operating and overhead levels will be important to achieving both debt reduction and capital reinvestment goals.

Business Strategy During 2007

The goal of Enterra has been to generate returns for its unitholders from steady and consistent increases in reserves, production and funds from operations per trust unit.  To achieve that goal the Trust has pursued a three-point strategy as follows:

Organic Growth

The Trust currently targets investment in the large portfolio of lower-risk development opportunities it has identified within its existing asset base.  The individual nature and number of opportunities varies across the properties, but in aggregate the Trust believes they offer a means of adding reserves and production on a basis that will be accretive to unitholders and at a pace that is generally within the control of the Trust.  As a method of countering natural production declines and potentially growing reserve values, the Trust believes that investing in such projects is in the long-term interest of unitholders.

Accretive Acquisitions

Corporate and property acquisitions can be an effective means of consolidating assets, improving efficiencies in existing core areas or adding new core areas.  The ability to make material, accretive acquisitions is subject to the business environment prevailing at any particular time and the availability of capital beyond the internally generated cash flow of the Trust.

Strategic Partnerships

The Trust has actively sought to align itself with industry partners that provide access to projects that otherwise may not be available due to the nature or degree of risk involved or due to the expertise required to properly capitalize on the opportunity.

In pursuing the strategies, Enterra has sought to manage the risk to unitholders by a geographically diversified production base, by maintaining a reasonable balance between liquids and gas production, seeking high working interests, operatorship and ownership of associated infrastructure, and maintaining a multi-year inventory of lower-risk development projects.

Competitive Strengths

We believe we have identified a number of competitive strengths which will enhance the execution of our business strategy and assist us in meeting our goal of generating strong returns.  Our competitive strengths include:

Diversified Production Base

Our assets are concentrated in four areas: north east British Columbia, Alberta, Saskatchewan and Oklahoma.  While each area has different geological, production and infrastructure characteristics, in aggregate they have historically provided a stable source of production.  See “Statement of Reserves and other Oil and Gas Information”.

Large Portfolio of Development Projects

Our properties contain a number of potential development projects, which we believe supports our strategy of reserving a portion of funds from operations to invest in organic growth opportunities.  Currently, we estimate that there are a significant number of drilling opportunities on our approximately 277,000 net acres of undeveloped land.  See “Statement of Reserves and other Oil and Gas Information”.

U.S. Platform Distinguishes Us From Other Canadian Oil & Gas Trusts

Based on average production in December 2007, approximately 41% of our production is in the United States.  We believe that our presence in both countries, in terms of people and assets, provides us with a broader range of opportunity, improves our perspective when evaluating projects or acquisitions, and reduces our dependence on the highly competitive Canadian market.

Attractive Commodity Price Hedges

As part of our active risk management program where we hedge up to 50% of our projected gross production up to 24 months in advance, we have entered into a series of collars to reduce the impact of short-term fluctuations in crude oil and natural gas prices.  The terms of the transactions are detailed in the notes to our 2007 consolidated annual financial statements and in the associated “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

New Experienced Management Team

Over the past year, we have made several changes to our management team which we believe has resulted in the formation of a strong, experienced and committed management team that has demonstrated its ability to identify and successfully execute our business plans.  See “Corporate Governance – Directors and Officers”.

Personnel

At December 31, 2007, we employed or contracted 55 office personnel and 42 field operations personnel in our Canadian operations and 25 office personnel and 25 field operations personnel in our U.S. operations for a total of 147 employees.

RISK FACTORS

Risks Related to Our Business

Volatility in oil and natural gas prices could have a material adverse effect on results of operations and financial condition, which, in turn, could affect the market price of our Trust Units or Debentures and the amount of distributions to Unitholders.

Our business, results of operations, financial condition and future growth are substantially dependent on the prevailing prices for our production.  Historically, the markets for oil and natural gas have been volatile and such markets are likely to continue to be volatile in the future.  Prices for oil and natural gas are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes in supply or demand, whether the result of uncertainty or a variety of additional factors beyond our control including, without limitation, actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions, economic conditions, prevailing weather patterns and the availability of alternative sources of energy.  Any substantial decline in the price of oil or natural gas could have a material adverse effect on our revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of our properties, planned level of spending for exploration and development and level of reserves.  No assurance can be given that prices for oil or natural gas will be sustained at levels that will enable us to operate profitably or make distributions.

We use financial derivative instruments and other hedging mechanisms to try to limit a portion of the adverse effects resulting from changes in oil and natural gas prices.  To the extent we hedge our commodity price exposure, we forego the benefits we would otherwise experience if commodity prices were to increase.  In addition, our commodity hedging activities could expose us to losses.  Such losses could occur under various circumstances, including where the other party to a hedge does not perform its obligations under the hedge agreement, the hedge is imperfect or our hedging policies and procedures are not followed.  Furthermore, it is unlikely that such hedging transactions will fully offset the risks of changes in commodity prices.

Our Revolving and Operating Credit Facilities may not provide sufficient liquidity.

Our Revolving and Operating Credit Facilities may not provide us with sufficient liquidity.  Currently, the amounts available under our Revolving and Operating Credit Facilities are not sufficient to repay our Second-Lien Credit Facility by its maturity date on November 20, 2008, and we may not be able to obtain additional financing on economic terms attractive to us, if at all.

Under the current terms of our Revolving and Operating Credit Facilities the Trust cannot use cash flow from operations to fund the required Second–Lien debt repayments and convertible debenture interest repayments.  The Trust is required under the Second-Lien Credit Facility to reduce the debt to $28.0 by June 30, 2008 from its current level of $29.1 million.  Furthermore, the Trust must make interest payments on its convertible debentures of approximately $4.9 million on June 30, 2008.  There is a risk that the Trust will not be able to renegotiate these restrictions on cash under its current credit agreements, receive proceeds from asset dispositions or the issuance of new equity or new borrowings to make these required payments.

Our obligations to our lenders may have a material adverse affect on our ability to pay distributions to Unitholders.

The payment of interest and principal, and other costs, expenses and disbursements to our lenders reduces the amounts available for potential distribution to Unitholders.  Variations in interest rates and required principal repayments could result in significant changes to the amount of the funds from operations required to be applied to the debt before payment of any amounts to Unitholders.  The agreement governing our Revolving and Operating Credit Facilities provides that if we are in default of its terms, or if amounts outstanding exceed the amount of the borrowing base, our ability to make distributions to Unitholders may be restricted.

On September 17, 2007 the Trust suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.

Our assets are leveraged.  Any material change in our liquidity could impair our ability to make potential distributions to Unitholders and could adversely affect the market price of our Trust Units or Debentures.

We carry debt that is secured by our assets.  A decrease in the amount of production or the price received for it could make it difficult for us to service our debt or may cause our lenders to determine that our assets are insufficient security for the debt.  Repayment of all or a portion of outstanding amounts under our Revolving and Operating Credit Facilities may be demanded on relatively short notice.  If this occurs, we may need to obtain alternate financing.  Any failure to obtain suitable replacement financing may have a material adverse effect on our business, or adversely affect the market price of our Trust Units or Debentures.  On September 17, 2007 the Trust suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.

An inability to add additional reserves through development or acquisition could have a material adverse effect on the market price of our Trust Units or Debentures.

We do not actively explore for oil and natural gas reserves.  Instead, we add to our oil and natural gas reserves primarily through development, exploitation and acquisitions.  As a result, future oil and natural gas reserves are highly dependent on success in developing and exploiting existing properties and acquiring additional reserves.  Accordingly, if external sources of capital, including the issuance of additional Trust Units or other securities, become limited or unavailable on commercially reasonable terms, our ability to make the necessary capital investments to maintain or expand oil and natural gas reserves will be impaired. To the extent that we are required to use funds from operations to finance capital expenditures or property acquisitions, the level of funds from operations available for distribution to Unitholders will be reduced.  Additionally, we cannot guarantee that we will be successful in developing or exploiting additional reserves or acquiring additional reserves on terms that meet our investment objectives.  Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline.  Either decline may result in a reduction in the value of our Trust Units and in a reduction in cash available for potential distributions to Unitholders.

A decline in our ability to market our oil and natural gas production could have a material adverse effect on production levels or on the price received for production, which, in turn, could have a material adverse effect on the market price of our Trust Units or Debentures.

Our business depends in part upon the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities.  Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of our production, overall production or realized prices may decline, which could reduce potential distributions to Unitholders.

Fluctuations in foreign currency exchange rates could have a material adverse effect on our business.

The price that we receive for a majority of our oil and natural gas is based on United States dollar denominated benchmarks, and therefore the price that we receive in Canadian dollars is affected by the exchange rate between the two currencies.  A material increase in the value of the Canadian dollar relative to the United States dollar may negatively impact net production revenue by decreasing the Canadian dollars received for a given United States dollar price.  We could be subject to unfavourable price changes to the extent that we have engaged, or in the future engage, in risk management activities related to foreign exchange rates, through entry into forward foreign exchange contracts or otherwise.

Distributions, if any, may be reduced during periods in which we make capital expenditures or debt repayments using cash flow.

To the extent that we use cash flow to finance acquisitions, development costs and other significant expenditures, the portion of funds from operations that is available for distribution to Unitholders will be reduced.  As a result, the timing and amount of capital expenditures may affect the amount of cash available to distribute to Unitholders.  Distributions may be reduced, or even eliminated, at times when we make significant capital or other expenditures.

The board of EEC, the administrator and principal operating subsidiary of the Trust, has the discretion to determine the extent to which funds from operations will be allocated to the payment of debt service charges as well as the repayment of outstanding debt, including under our Revolving and Operating Credit Facilities.  As a consequence, the amount of funds EEC retains to pay debt service charges or reduce debt will reduce the amount of cash available for distribution to Unitholders during those periods in which funds are so retained.

Actual reserves will vary from reserve estimates, and those variations could have a material adverse effect on the market price of the Trust Units or Debentures and distributions to Unitholders.

The reserve and recovery information contained in the Reserve Reports relating to our reserves are only estimates and the actual production and ultimate reserves from its properties may be greater or less than the estimates prepared by such firms.

The value of our Trust Units and Debentures depends upon, among other things, the reserves attributable to our properties.  Estimating reserves is inherently uncertain.  Ultimately, actual reserves attributable to our properties will vary from estimates, and those variations may be material.  The reserve figures contained herein are only estimates.  A number of factors are considered and a number of assumptions are made when estimating reserves.  These factors and assumptions include, among others:

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historical production in the area compared with production rates from similar producing areas;

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future commodity prices, production and development costs, royalties and capital expenditures;

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initial production rates;

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production decline rates;

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ultimate recovery of reserves;

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success of future development activities;

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marketability of production;

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effects of government regulation; and

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other government levies that may be imposed over the producing life of reserves.

As much of our production is from geological formations with relatively limited long term production history (including the Jean Marie trend in northeast British Columbia and the Hunton formation in Oklahoma), actual results are more likely to vary from estimates.

Reserve estimates are based on the relevant factors, assumptions and prices on the date the relevant evaluations were prepared.  Many of these factors are subject to change and are beyond our control.  If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

In addition, the level of production from our existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond our control.  A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce the amount available for distributions to Unitholders.

As we expand our operations beyond conventional oil and natural gas production in Western Canada, we face new challenges and risks.

Our operations and expertise were previously focused on the production of conventional oil and gas production and development in the Western Canadian Sedimentary Basin.  In the second quarter of 2005, we acquired coal-bed methane properties in Wyoming and Montana and in the first quarter of 2006, we acquired properties in Oklahoma.  We have gained significant experience operating in these jurisdictions but we still will face operating and business challenges that we cannot at present foresee and will need to rely on local management.

Our Trust Indenture does not limit our activities to oil and gas production and development, and we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines.  Expansion of our activities into new areas presents challenges and risks that we may not have faced in the past.  If we do not manage these challenges and risks successfully, results of operations and financial condition could be adversely affected.

Incorrect assessments of value at the time of acquisitions could have a material adverse effect on the market price of our Trust Units or Debentures and distributions to Unitholders.

The price we are willing to pay for reserve acquisitions is based largely on estimates of the reserves to be acquired.  Actual reserves could vary materially from these estimates.  Consequently, the reserves we acquire may be less than expected, which could adversely impact cash flows and distributions to Unitholders.  An initial assessment of an acquisition may be based on a report by engineers or firms of engineers that have different evaluation methods and approaches than those of our engineers, and these initial assessments may differ significantly from our subsequent assessments.

We may undertake acquisitions that could limit our ability to manage and maintain our business, result in adverse accounting treatment or be difficult to integrate into our business.  Any of these events could result in a material change in our liquidity, impair our ability to make distributions to Unitholders and could adversely affect the market price of the Trust Units or Debentures.

A component of our future growth depends on our ability to identify, negotiate, and acquire additional entities and assets that complement or expand our existing operations.  However we may be unable to complete any acquisitions or any acquisitions that may be completed may not enhance our business.  Any acquisitions could subject us to a number of risks, including:

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diversion of management’s attention;

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inability to retain the management, key personnel and other employees of the acquired business;

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inability to establish uniform standards, controls, procedures and policies;

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inability to retain the acquired company’s customers;

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exposure to legal claims for activities of the acquired business prior to acquisition; and

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inability to integrate the acquired company and its employees into our organization effectively.

The exploration, development and operation of a portion of our properties is dependent on third-parties, and their failure to perform or harm to their business could adversely affect our revenues and ultimately our distributions to Unitholders.

The exploration and development of a portion of our properties may be undertaken by industry partners and a lack of success or an inability to perform by such partners would affect our future prospects, revenues and distributions.

We still have limited experience operating properties in the United States and are reliant on the local employees and on our US Farmout partner for technical and operational support.  It is our expectation that we will gain more insight into the technical and operational characteristics of each of these properties through these relationships.  Any early termination or deterioration of the relationship with a partner, or any inability to rapidly understand the geology and production characteristics of the properties, could have a material adverse effect on the market price of our Trust Units or Debentures.

On properties where we are not the operator, we are reliant on the operator for continuing production from the property, and to some extent, the marketing of that production.  During 2007, approximately 23% of daily production was from properties operated by third-parties.  To the extent a third-party operator fails to perform its functions efficiently or becomes insolvent, our revenue may be reduced.  Third-party operators also makes estimating of future capital expenditures more difficult.

Further, the operating agreements which govern the properties not operated by us typically require the operator to conduct operations in a “good and workman like” manner.  These operating agreements generally provide, however, that the operator has no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except for liabilities that may result from gross negligence or wilful misconduct.

The exploration, development and exploitation of a portion of our properties is dependent on technological advancements becoming available on a timely basis.  Any failure to obtain or delay in achieving the advancements could adversely affect the market price of our Trust Units or Debentures and distributions to Unitholders.

The exploration, development and exploitation of certain of our properties on a basis that will maximize their contribution to the market value of our Trust Units or Debentures and to funds available for distribution requires that we be able to access on a timely basis technological advancements.  The effective realization of value from the Woodford shale formation in Oklahoma and coal bed methane potential in Wyoming are examples of such properties.  We may not be able to achieve those technological advancements or acquire the benefit of them from third-parties.

Delays in business operations could adversely affect our distributions to Unitholders.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of our properties, and the delays of those operators in remitting payment to us, payments between any of these parties may also be delayed by:

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restrictions imposed by lenders;

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accounting delays;

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delays in the sale or delivery of products;

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delays in the connection of wells to a gathering system;

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blowouts or other accidents;

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adjustments for prior periods;

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recovery by the operator of expenses incurred in the operation of the properties; or

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the establishment by the operator of reserves for these expenses.

Any of these delays could reduce the amount of cash available for distribution to Unitholders in a given period and expose us to additional third party credit risks.

Changes in market-based factors may adversely affect the trading price of our Trust Units or Debentures.

The market price of our Trust Units is primarily a function of anticipated distributions to Unitholders and the value of our properties.  The market price of our Trust Units or Debentures is therefore sensitive to a variety of market-based factors, including, but not limited to, interest rates and the comparability of the Trust Units or Debentures to other similar securities.  Any changes in these market-based factors may adversely affect the trading price of the Trust Units or Debentures.

Our operations are entirely dependent on our management and the loss of key management and other personnel could negatively impact our business.

Unitholders are entirely dependent on our management with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to our oil and natural gas properties and the administration of the Trust.  The loss of the services of key individuals who currently comprise the management team could have a detrimental effect on us.

Management of the Trust may have conflicts of interest.

There are conflicts of interest to which several of our directors and officers are subject in connection with our operations.  In particular, certain of our directors and officers are involved in managerial or directorial positions with other oil and gas companies whose operations, from time to time, are in direct competition with our operations.  Additionally, certain of our directors and officers may become involved with entities which may, from time to time, provide financing to, or make equity investments in, our competitors.  See “Conflicts of Interest and Interests of Management and Others in Material Transactions”.

We may be unable to successfully compete for resources with other organizations in our industry.

We compete for capital, reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than we do.  Some of these organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a worldwide basis.  As a result of these complementary activities, some of our competitors may have greater and more diverse competitive resources to draw on than we do. In addition, to the extent our Trust Units receive a lower market valuation relative to competing entities; we will be at a disadvantage in acquiring properties in competition with such entities.  Given the highly competitive nature of the oil and natural gas industry, any competitive disadvantage could adversely affect the market price of our Trust Units or Debentures and distributions to Unitholders.

The industry in which we operate exposes us to potential liabilities that may not be covered by insurance.

Our operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas.  These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills.  A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others.  We cannot fully protect against all of these risks, nor are all of these risks insurable. We may become liable for damages arising from these events against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. Any costs incurred to repair these damages or pay these liabilities would reduce funds available for distribution to Unitholders.

We may incur material costs and liabilities to comply with or as a result of health, safety and environmental laws and regulations.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, state, provincial and federal legislation in Canada and the United States.  A breach of that legislation by us may result in the imposition of administrative, civil or criminal penalties, damages, fines, the issuance of “clean up” orders or the issuance of injunctions limiting or prohibiting some or all of its operations.  Strict liability may be incurred under these environmental regulations and legislation in connection with discharges or releases of petroleum hydrocarbons and wastes into the environment as a result of our operations.  In addition, legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations.  The 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, was ratified by the Canadian government in December 2002 and would require, among other things, significant reductions in greenhouse gases.  The impact of the Kyoto Protocol on us is uncertain and may result in significant additional costs for our operations.  Although we record a provision in our financial statements relating to estimated future environmental and reclamation obligations, we cannot guarantee that we will be able to satisfy our actual future environmental and reclamation obligations.

We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs.  In particular, insurance against risks from environmental pollution occurring over time (as opposed to sudden and catastrophic damages) is not available on economically reasonable terms.  Accordingly, our properties may be subject to liability due to hazards that cannot be insured against, or that have not been insured against due to prohibitive premium costs or for other reasons.  Any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period will be funded out of funds from operations and therefore, will reduce the amount of funds available for distribution to Unitholders.  Should we be unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Climate change impact

Enterra faces a variety of uncertainties related to climate change. These range from potential impacts from emissions restrictions, carbon taxes and other government policy initiatives to changes in weather patterns that may affect operations. Both the Alberta provincial government and the Canadian federal government have introduced planned legislative concepts that are intended, among other things, to drive industry towards CO2 emissions reduction and CO2 capture and sequestration in below ground geologic formations. In early 2008, the British Columbia provincial government announced its intention to introduce a carbon tax on fuels.

Although Enterra is not a large emitter of greenhouse gases, these forms of legislation may have an impact on both revenues and cost structures at a future undetermined time.

Another potential climate change impact on the Trust may result from the direct consequences of weather events. These may range from extreme cold events, to early break up in winter-only areas and unusual storms. In 2007, the Trust’s Oklahoma operations suffered from all-time record rainfall amounts and later from a severe ice storm in December. Whether these conditions relate to a specific climate change trend or are just statistical anomalies is unknown.

Lower oil and gas prices increase the risk of impairment of our oil and gas property investments.

All costs related to the exploration for and the development of our oil and gas reserves are capitalized into one of two cost centers, Canada and the United States.  Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.  General and administrative costs are capitalized if they are directly related to development or exploration projects.  Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Capitalized costs are depleted and depreciated using the unit-of-production method based on the estimated gross proven oil and natural gas reserves before royalties as determined by independent engineers.  Units of natural gas are converted into barrels of equivalents on a relative energy content basis.  The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates.  We place a limit on the carrying value of our petroleum and natural gas properties, which may be depleted against revenues of future periods (the “ceiling test”).  The ceiling test is conducted separately for each cost center.  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value of the cost center.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects.  The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.  The ceiling test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs (including asset retirement costs) and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.  The risk that we will be required to write down the carrying value of crude oil and natural gas properties increases when crude oil and natural gas prices are low or volatile.

At December 31, 2007 a provision of $26.2 million was recorded due to ceiling test impairment on the property, plant and equipment of Enterra which was the result of the fair value of the assets sold subsequent to year end being less than the book value of those properties.

While a write down does not directly affect funds from operations, the charge to earnings could be viewed unfavourably in the market or could limit our ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

Unforeseen title defects may result in a loss of entitlement to our production and reserves.

Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat our title to the purchased assets.  If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized and, as a result, distributions to Unitholders may be reduced.

Aboriginal land claims.

The economic impact on us of claims of aboriginal title is unknown.  Aboriginal people have claimed aboriginal title and rights to a substantial portion of Western Canada.  We are unable to assess the effect, if any, that any such claim would have on our business and operations.

Electricity costs and water production may have an impact on operating costs.

Our Oklahoma and Alberta properties consume significant quantities of electricity to drive motors and pumps for the production of hydrocarbons and the lifting and re-injection of formation water.  The cost of electricity is a major component of lifting expense.  While we establish term purchases of electrical power at competitive rates, we cannot guarantee that changes in market conditions and contract renewals will continue to allow operating costs to remain competitive and certain of our key fields profitable.  Under these circumstances we would attempt to seek alternatives including self-generation of our own power requirements.  However, we cannot guarantee that self-generation of power using our own product as fuel as an alternative to grid power will be either profitable or acceptable to landowners or regulators.  A significant loss in profitability of key fields as a result of higher costs of electricity or lack of availability of electricity could affect future funds from operations and distributions.

The disposal of water associated with coal-bed methane production in Wyoming and Montana has been a significant concern of certain environmental groups.  Opposition by various environmental interests has resulted in significant delays to the permitting of coal-bed methane projects, particularly those on federal lands.  While we believe our projects will be developed successfully, we cannot guarantee that these will not be delayed or subject to restrictions that render them unprofitable.

Prospectivity of the Woodford shale for shale gas is not firmly established.

We believe the Woodford shale that underlies our lands in Oklahoma is prospective for shale gas.  However, while there is some minor production from the Woodford shale, a number of industry players have commented favourably on expectations for the Woodford shale and tests are currently being drilled in various locations in Oklahoma and Texas, the prospectivity of the Woodford shale for shale gas is not sufficiently established.  The play is technically complex and we cannot guarantee that the technical challenges will be overcome, or that the Woodford shale under our lands will prove economically successful.

Risks Related to the Trust Structure and the Ownership of Trust Units and Debentures

There would be material adverse tax consequences if we lost our status as a mutual fund trust under Canadian tax laws.

Generally speaking, the Income Tax Act (Canada) (the “Tax Act”) provides that a trust will permanently lose its “mutual fund trust” status (which is essential to the income trust structure) if it is established or maintained primarily for the benefit of non-residents of Canada (which is generally interpreted to mean that the majority of Unitholders must not be non-residents of Canada), unless at all times “all or substantially all” of the trust’s property consisted of property other than certain taxable Canadian property (the “TCP Exception”). Based on the most recent information obtained through our transfer agent and financial intermediaries, in February 2008 an estimated 91% of our issued and outstanding Trust Units were held by non-residents of Canada (as defined in the Tax Act).  We are currently able to take advantage of the TCP Exception, and as a result, we do not currently have a specific limit on the percentage of Trust Units that may be owned by non-residents. We intend to continue to take the necessary measures in order to ensure that we continue to qualify as a mutual fund trust under the Tax Act.  However, we may not be able to take steps necessary to ensure that we maintain our mutual fund trust status.  Even if we are successful in taking such measures, these measures could be adverse to certain holders of Trust Units, particularly non-residents of Canada. The board of EEC could impose a specific limit on the number of Trust Units that could be beneficially owned by non-residents of Canada, similar to the non-resident ownership restrictions in place for other income funds in Canada, or could implement a dual-class unit structure which would effectively limit the aggregate number of Trust Units that could be owned by non-residents of Canada. Steps could be taken to ensure that no additional Trust Units are issued or transferred to non-residents, including limiting or suspending the trading of our Trust Units.

Should our status as a mutual fund trust be lost or successfully challenged by the Canada Revenue Agency, certain adverse consequences may arise for us and our Unitholders.  Some of the significant consequences of losing mutual fund trust status are as follows:

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we would be subject to a special tax under Part XII.2 of the Tax Act of 36% of our “designated income” (which would not include interest on the Series Notes or the CT Notes). Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are non-residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax;

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Trust Units and Debentures held by non-residents of Canada would become “taxable Canadian property”. Non-resident holders would then be subject to Canadian tax reporting and payment requirements on any gains realized on a disposition of Trust Units or Debentures held by them;

•

the Trust Units and Debentures may no longer constitute qualified investments under the Tax Act for registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), or deferred profit sharing plans (“DPSPs”) (collectively, “Exempt Plans”). If, at the end of any month, one of these Exempt Plans holds Trust Units or Debentures that are not a qualified investment, the plan must pay a tax equal to 1% of the fair market value of the Trust Units or Debentures at the time the Trust Units or Debentures were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units or Debentures that are not a qualified investment would be subject to taxation on income attributable to the Trust Units or Debentures, including the full amount of any capital gain from a disposition of the Trust Units or Debentures. If an RESP holds Trust Units or Debentures that are not a qualified investment, it may have its registration revoked by the Canada Revenue Agency; and

•

we would cease to be eligible for the capital gains refund mechanism available under the Tax Act.

Changes in tax and other legislation may adversely affect Unitholders.

Income tax laws, other legislation or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource allowance, may in the future be changed or interpreted in a manner that adversely affects us and our Unitholders.  Tax authorities having jurisdiction over us or our Unitholders may disagree with the manner in which we calculate our income for tax purposes or could change their administrative practices to our detriment or the detriment of our Unitholders.

On March 23, 2004, the Canadian federal government announced proposed changes to the Tax Act, which would have effectively eliminated, over a period of time, the TCP Exception currently relied on by most oil and gas trusts to maintain their mutual fund trust status. However, as the proposed changes only affected mutual fund trusts that held contractual oil and gas royalties, the proposals would not have had a direct impact on us. In response to submissions from and discussions with stakeholders, the Canadian federal government suspended the implementation of those proposed amendments.

On October 31, 2006, the Minister of Finance (Canada) (“Finance”) announced tax measures which will materially reduce the amount of cash available for distributions to the Unitholders.  It is expected that the Trust will be subject to these new rules beginning on January 1, 2011.

As noted above, the Trust could become subject to these changes before 2011 if it experiences growth, other than “normal growth”, before that time.  Under the December 15, 2006 guidelines, the Trust will be considered to have experienced only “normal growth” if its issuances of new equity (which for this purpose includes Trust Units and debt that is convertible into Trust Units, but does not include non-convertible debt) do not exceed, for each of the intervening periods set forth below, a safe harbour measured by reference to the Trust's market capitalization as of the end of trading on October 31, 2006 (measured solely by the market value of the issued and outstanding Trust Units as of that date).  The Trust's market capitalization as of October 31, 2006 was approximately $408,000,000.  The intervening periods and their respective safe harbour amounts are as follows:

(a)

November 1, 2006 to December 31, 2007 – 40% of the Trust's market capitalization as of October 31, 2006;

(b)

January 1, 2008 to December 31, 2008 – 20% of the Trust's market capitalization as of October 31, 2006;

(c)

January 1, 2009 to December 31, 2009 – 20% of the Trust's market capitalization as of October 31, 2006;

(d)

January 1, 2010 to December 31, 2010 – 20% of the Trust's market capitalization as of October 31, 2006.

The December 15, 2006 guidelines provide that these annual safe harbour amounts are cumulative, and that replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, will not be considered growth for these purposes.  In addition, an issuance of new equity will not be considered growth to the extent that the issuance is made in satisfaction of the exercise by another person of a right in place on October 31, 2006 to exchange an interest in a partnership, or a share of a corporation (such as exchangeable shares), for Trust Units.

While these guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.

It is not known at this time if or when the October 31 Proposals will be enacted by Parliament or whether the October 31 Proposals will be enacted in the form currently proposed.

There is no assurance that the Canadian federal government will not introduce other changes to the Tax Act directed at non-resident ownership which, given our level of non-resident ownership, may result in us losing our mutual fund trust status or could otherwise detrimentally affect us and the market price of our Trust Units.

The incurrence of tax by the Operating Subsidiaries could have a material adverse effect on our ability to pay distributions to Unitholders.

Our Operating Subsidiaries are subject to taxation in their respective taxation years on their respective taxable incomes for the year.  Our Operating Subsidiaries intend to deduct, in computing their income for tax purposes, the full amount available for deduction in each year associated with their income tax resource pools, undepreciated capital costs (“UCC”) and non-capital losses, if any.  If there are not sufficient resource pools, UCC, non-capital losses carried forward, and interest to shelter the income of our Operating Subsidiaries, then cash taxes would be payable.  In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of resource pools, non-capital losses or interest expense relating to the Series Notes.  If such a challenge were to succeed, it could materially adversely affect the amount of cash available for distribution to Unitholders and the market value of our Trust Units.

The cash available for distribution to Unitholders is ultimately sourced from our Operating Subsidiaries, some of which are in the United States and, as a result, subject to U.S. taxation.  The Operating Subsidiaries that are subject to income taxation in the United States intend to deduct the full amount available in respect of depletion, depreciation, interest or other allowances under applicable law to reduce taxable income of such Operating Subsidiaries. There can be no assurances, however, that the taxation authorities of the United States will not challenge the amount of such deductions.  If such a challenge were to succeed it could materially adversely affect the amount of cash available for distribution to Unitholders.  Changes to the income tax law in the United States, changes to tax regulations in the United States, or changes in the interpretation or application of such law or regulations may result in increased taxation of funds generated in the United States and may adversely affect distributions to Unitholders and the market value of the Trust Units.

Interest and dividends that we receive from our Operating Subsidiaries in the United States will be subject to United States withholding taxes the amount of which will be determined under applicable law, income tax treaties and regulations.  In this regard, the United States Treasury Department has announced its intention to renegotiate one of the income tax treaties upon which we rely for a reduction in withholding taxes on distributions from our Operating Subsidiaries in the United States.  Changes in the applicable law, income tax treaties or regulations or in the application or interpretation thereof may increase such withholding taxes and may adversely affect distributions to Unitholders.

Unitholders may be required to pay taxes even if they do not receive any cash distributions.

Interest on the Series Notes and the CT Notes accrues at the Trust level for income tax purposes whether or not actually paid.  Our Trust Indenture provides that an amount equal to the taxable income of the Trust will be payable each year to Unitholders in order to reduce the Trust’s taxable income to zero.  Our Trust Indenture provides that where, in a particular year, the Trust does not have sufficient available cash to distribute such an amount to the Unitholders, additional Trust Units will be distributed to Unitholders in lieu of cash payments.  Unitholders will generally be required to include an amount equal to the fair market value of those Trust Units in their taxable income, notwithstanding that they do not directly receive a cash payment.

United States Unitholders may be limited in their ability to use the Canadian withholding tax as a credit against United States federal income tax and in their ability to claim the effect of certain other favourable United States income tax provisions.

We expect that the Trust will be classified for United States federal income tax purposes as a partnership and not as a corporation. As a result, a citizen of the United States and each other person who is subject to United States federal income tax on a net income basis with respect to the Trust Units (each such person is referred to herein as a U.S. Holder) will generally include its share of the income, gain, loss, deduction and credit of the Trust on its United States federal income tax return in determining its liability for the United States federal income tax.

The Canadian income taxes that are withheld (currently at a 15 percent rate) from a distribution to a U.S. Holder on a Trust Unit may be deducted or, subject to limitations, used as a credit for United States federal income tax purposes. The limitation under United States law on foreign taxes that may be used as credits is calculated separately with respect to specific classes of income or “baskets”. That is, the use of foreign taxes that are paid with respect to income in any such basket as a credit is limited to a percentage of the foreign source income in that basket. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the 15 percent rate (discussed below).  Under rules of general application, a portion of a U.S. Holder’s interest expense and other expenses can be allocated to, and thereby reduce, the foreign source income in any basket. Any gain that is recognized by a U.S. Holder on the sale of a Trust Unit that is recognized because a distribution thereon is in excess of basis in that security will generally constitute income from sources within the United States for U.S. foreign tax credit purposes and will therefore not increase the ability to use foreign taxes as credits.

For a U.S. Holder who is a non-corporate Unitholder, its share of the Trust’s dividend income from its Canadian subsidiaries received before January 1, 2011 should be subject to United States federal income tax at a maximum rate of 15 percent provided that, among other things, (a) that the payor of the dividend is not classified as a PFIC during the taxable year in which such distribution is paid or the preceding taxable year, (b) that the U.S. Holder has satisfied certain holding period requirements, and (c) that the U.S. Holder has not made an election to treat the dividend as “investment income” for purposes of the investment interest deduction rules. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. If the rate reduction is not applicable, the dividends would be subject to United States federal income taxation at ordinary income tax rates.

Each such U.S. Holder should discuss the effect of the limitations on the use of such Canadian taxes as a credit (including the effect of any ability to obtain a refund of such Canadian withholding tax in certain circumstances) and the limitations on obtaining the favourable United States federal rate reduction with its own advisers.

United States Unitholders who are generally tax exempt under United States law may recognize unrelated business taxable income (which is subject to United States federal income tax) in respect of their Trust Units.

Individual retirement accounts, other employee benefit plans and certain organizations that are generally exempt from United States federal income tax are subject to United States federal income tax on unrelated business taxable income, such as certain income from debt financed property, to the extent that such unrelated business taxable income for a taxable year is in excess of $1,000. The Trust has in the past and may in the further incur debt the proceeds of which are invested in stock of EEC or another corporation. In that event, the dividends that the Trust receives from such corporation (which flow through to the holders of Trust Units while the Trust is a treated as a partnership for United States federal income tax purposes) will be unrelated business taxable income.

Such an individual retirement account or other tax exempt organization will generally also be subject to Canadian withholding tax on distributions that the Trust makes and will as a general matter be able to use all or a portion of that Canadian withholding tax as a credit against the United States federal income tax for which it is liable on any unrelated business taxable income in accordance with applicable law and with due regard to the applicable restrictions thereon. Such Canadian income tax will not as a general matter reduce or otherwise affect the Untied States federal income taxation of distributions that an individual retirement account or other employee benefit plans makes to its beneficiary or beneficiaries.

United States Unitholders may be subject to passive foreign investment company rules.

Although we do not expect that any of the Trust’s subsidiaries that are corporations for United States federal income tax purposes (or the Trust if it were to be a corporation for such purposes) is or has been a passive foreign investment company, or PFIC, there is no assurance in that regard.

A foreign corporation is, as a general matter, a PFIC if either (a) 75 percent or more of its gross income in a taxable year, including the pro rata share of the gross income of certain partially owned (whether directly or indirectly) corporations, is passive income (as defined in the pertinent provisions of the Code) or (b) 50 percent or more of its assets (including the pro rata share of the assets of any such partially owned subsidiary) are held for the production of, or to produce, passive income.

If the Trust or any of its subsidiaries were a PFIC, then a U.S. Holder who did not make an election to treat such corporation as a qualified electing fund (there is no assurance that it will be able to make such an election) would pay United States federal income tax on any “excess distributions” in respect of  the PFIC stock (even if such U.S. Holder did not own stock in the PFIC directly) is allocated rateably over the U.S. Holder’s holding period. The amounts allocated to the taxable year of the excess distribution and to any year before the relevant stock interest became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to United States federal income taxation at the highest rate in effect for individuals or corporations in such taxable year, as appropriate, and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of the relevant PFIC stock interest during a taxable year (including any gain realized on the sale or other disposition of the PFIC stock, even if the cash proceeds thereof were not received) will be an excess distribution to the extent they exceed 125 percent of the average of the annual distributions in respect of said stock interest received by the U.S. Holder during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter. Moreover, any non-corporate Unitholder who is a U.S. Holder would not be entitled to the 15 percent maximum rate of Untied States federal income tax on any dividend that is received in respect of the stock in any such PFIC.

U.S. Holders are urged to consult their own tax advisors regarding the United States federal income tax consequences of classification as a PFIC of any corporation in which the Trust owns an interest (or the Trust) and of the consequences of such classification.

United States and other non-resident Unitholders may be subject to additional taxation.

The Tax Act and the tax treaties between Canada and other countries may impose additional withholding or other taxes on the cash distributions or other property paid by the Trust to Unitholders who are not residents of Canada, and these taxes may change from time to time.  For instance, since January 1, 2005, a 15 percent withholding tax is applied to return of capital portion of distributions made to non-resident Unitholders.

The ability of United States and other non-resident investors to enforce civil remedies may be limited.

The Trust is a trust organized under the laws of Alberta, Canada, and EEC’s principal offices are in Canada.  Most of our directors and officers are residents of Canada and most of the experts who provide services to us (such as its auditors and some of its independent reserve engineers) are residents of Canada, and all or a substantial portion of their assets and the assets of the Trust are located within Canada.  As a result, it may be difficult for investors in the United States or other non-Canadian jurisdictions (a “Foreign Jurisdiction”) to effect service of process within such Foreign Jurisdiction upon such directors, officers and representatives of experts who are not residents of the Foreign Jurisdiction or to enforce against them judgement of courts of the applicable Foreign Jurisdiction based upon civil liability under the securities laws of such Foreign Jurisdiction, including United States federal securities laws or the securities laws of any state within the United States.  In particular, there is doubt as to the enforceability in Canada against EEC or any of its directors, officers or representatives of experts who are not residents of the Untied States, in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely upon the Untied States federal securities laws or the securities laws of any state within the United States.

Rights as a Unitholder differ from those associated with other types of investments.

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Trust or the Trust Subsidiaries. The Trust Units represent an equal fractional beneficial interest in the Trust and, as such, the ownership of the Trust Units does not provide Unitholders with the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring “oppression” or “derivative” actions. The unavailability of these statutory rights may also reduce the ability of Unitholders to seek legal remedies against other parties on the Trust’s behalf.

The Trust Units are also unlike conventional debt instruments in that there is no principal amount owing to Unitholders. The Trust Units will have minimal value when reserves from our properties can no longer be economically produced or marketed. Unitholders will only be able to obtain a return of the capital they invested during the period when reserves may be economically recovered and sold. Accordingly, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment and the distributions received over the life of the investment may not meet or exceed the initial capital investment.

The limited liability of Unitholders of the Trust is uncertain.

Notwithstanding the fact that Alberta (the Trust’s governing jurisdiction) has adopted legislation purporting to limit Unitholder liability, because of uncertainties in the law relating to investment trusts, there is a risk that a Unitholder could be held liable for obligations of the Trust in respect of contracts or undertakings which the Trust enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. Although every written contract or commitment of the Trust must contain an express disavowal of liability of the Unitholders and a limitation of liability to Trust property, such protective provisions may not operate to avoid Unitholder liability. Notwithstanding attempts to limit Unitholder liability, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Further, although the Trust has agreed to indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by the Unitholder resulting from or arising out of that Unitholder not having limited liability, the Trust cannot guarantee that any assets would be available in these circumstances to reimburse Unitholders for any such liability.  There can be no assurance that the Alberta legislation purporting to limit Unitholder liability eliminates the risk that a Unitholder could be held liable for obligations of the Trust, and the legislation does not affect liability with respect to any act, default, obligation or liability that arose prior to July 1, 2004.

The cash redemption rights of Unitholders are limited.

Unitholders have a right to require the Trust to repurchase their Trust Units, which is referred to as a redemption right. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The Trust’s obligation to pay cash in connection with redemption is subject to limitations. Any securities, which may be distributed in specie to Unitholders in connection with a redemption, may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

There may be future dilution.

One of our objectives is to continually add to our reserves through acquisitions and through development. Since at present we do not reinvest the majority of our cash flow, our success is, in part, dependent on our ability to raise capital from time to time by selling additional Trust Units. Unitholders will suffer dilution as a result of these offerings if, for example, the cash flow, production or reserves from the acquired assets do not reflect the additional number of Trust Units issued to acquire those assets. Unitholders may also suffer dilution in connection with future issuances of Trust Units to effect acquisitions.

Unitholders will also suffer dilution as a result of the conversion of any of the Trust’s Debentures, or if the Trust redeems outstanding Debentures for Trust Units or satisfies the obligation to pay interest on the Debentures by issuing additional Trust Units.  See “Capital Structure – Description of Debentures”.

Prior distributions are not reflective of future distributions.

Our historical distributions are not reflective of future distributions.  Future distributions will be subject to review by, and are in the discretion of, the board of EEC. On July 18, 2006, the board of EEC determined to reduce the Trust’s target payout ratio range to 60% to 70% of funds from operations. On January 19, 2007, the board of EEC announced a cash distribution of US$0.06 per Trust Unit in respect of January 2007 production, a reduction from the distribution of US $0.12 per Trust Unit paid in each of the prior six months, as a result of significantly weaker commodity prices, capital market uncertainty resulting from the tax changes proposed by the Canadian government, and early conversion of Debentures to Trust Units.  On September 17, 2007 the Trust suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.

The actual amounts distributed, if any, will be based on the circumstances as they exist at the time and will be subject to a number of factors, many of which are beyond our control including, without limitation, the outlook for commodity prices and other macro-economic factors, the availability and cost of equity and debt financing, the size and nature of the prospects and opportunities available to us, and our financial position and commitments.

There may not always be an active trading market for the Trust Units and Debentures.

While there is currently an active trading market for the Trust Units in the United States and Canada and for the Debentures in Canada, there are no assurances that an active trading market will be sustained.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Disclosure of Reserves Data

The reserves data set forth below (the “Reserves Data”) is based upon evaluations conducted by McDaniel with an effective date of December 31, 2007 contained in the McDaniel Report, by Haas with an effective date of December 31, 2007 contained in the Haas Report and by MHA with an effective date of January 1, 2008 contained in the MHA Report.  The Reserves Data summarizes our oil, NGL and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs.  The McDaniel, Haas and MHA Reports have been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101.  Information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important.  We engaged McDaniel, Haas and MHA to provide an evaluation of our proved and proved plus probable reserves.

At December 31, 2007 our reserves were in Canada, specifically, in the provinces of Alberta, British Columbia, Saskatchewan and Manitoba, and in the United States, specifically in the states of Wyoming and Oklahoma.  McDaniel reviewed the reserves in Canada, Haas reviewed the reserves in Oklahoma and MHA reviewed the reserves in Wyoming.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimate future capital expenditures for wells to which reserves have been assigned.  It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of our properties.  There is no assurance that such price and cost assumptions will be attained, and variances could be material.  The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue

The tables below are summaries of our oil, NGL and natural gas reserves and the net present value of future net revenue attributable to such reserves as evaluated by McDaniel, Haas and MHA based on constant and forecast price and cost assumptions.  The tables summarize the data contained in the McDaniel, Haas and MHA Reports.  Gross reserves include royalty interests.  The data may contain slightly different numbers than the reports due to rounding.  Additionally, the numbers in the tables may not add exactly due to rounding.

The McDaniel, Haas and MHA Reports are based on certain factual data supplied by us and on McDaniel’s, Haas’ and MHA’s opinions of reasonable practice in the industry.  The extent and character of ownership and all factual data pertaining to our petroleum properties and contracts (except for certain information residing in the public domain) were supplied by us to McDaniel, Haas and MHA and were accepted without any further investigation.

Reserves Data – Forecast Prices and Costs

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue
Forecast Prices and Costs as of December 31, 2007

	Remaining Reserves
	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		Total
Reserves Category	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mmcf)	Net(6) (mmcf)	Gross (5) (mboe)	Net(6) (mboe)

CANADA(1)
Producing	2,100	2,056	1,444	1,169	526	377	33,748	24,777	9,694	7,731
Non-Producing	26	23	13	13	38	26	1,995	1,543	409	318
Proved Undeveloped	182	154	120	80	18	13	2,454	1,756	730	540
Proved	2,308	2,232	1,577	1,261	582	416	38,196	28,076	10,833	8,589
Probable	1,155	1,056	662	495	246	177	24,083	17,591	6,076	4,660
Total Proved plus Probable	3,463	3,288	2,239	1,756	828	593	62,279	45,667	16,909	13,249

OKLAHOMA(2) (4)
Producing	975	785	-	-	-	-	45,150	36,206	8,500	6,820
Non-Producing	29	23	-	-	-	-	2,558	2,116	455	376
Proved Underdeveloped	127	101	-	-	-	-	8,245	6,596	1,501	1,201
Proved	1,131	910	-	-	-	-	55,954	44,918	10,457	8,396
Probable	303	244	-	-	-	-	13,108	10,490	2,488	1,992
Total Proved plus Probable	1,434	1,154	-	-	-	-	69,062	55,408	12,944	10,388

WYOMING(3) (4)
Producing	-	-	-	-	-	-	1,100	869	183	145
Non-Producing	-	-	-	-	-	-	102	82	17	14
Proved Underdeveloped	-	-	-	-	-	-	-	-	-	-
Proved	-	-	-	-	-	-	1,202	951	200	158
Probable	-	-	-	-	-	-	1,236	979	206	163
Total Proved plus Probable	-	-	-	-	-	-	2,438	1,930	406	322

AGGREGATE
Producing	3,075	2,841	1,444	1,169	526	377	79,998	61,852	18,377	14,695
Non-Producing	55	46	13	13	38	26	4,655	3,740	882	708
Proved Underdeveloped	309	255	120	80	18	13	10,700	8,352	2,231	1,741
Proved	3,439	3,142	1,577	1,261	582	416	95,352	73,944	21,490	17,143
Probable	1,458	1,300	662	495	246	177	38,427	29,060	8,770	6,815
Total Proved plus Probable	4,897	4,442	2,239	1,756	828	593	133,779	103,004	30,260	23,959

Note:

(1)

Canada - from McDaniel Report.

(2)

Oklahoma – from Haas Report.

(3)

Wyoming – from MHA Report.

(4)

Oklahoma and Wyoming net present values have been converted to Cdn $ at 1.00 exchange rate

(5)

Gross refers to our working interest before royalties

(6)

Net refers to our working interest after royalties plus royalty interest reserves

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue
Forecast Prices and Costs as of December 31, 2007

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
	0	5	10	15	20	0	5	10	15	20
Reserves Category	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

CANADA(1)
Producing	233	206	185	169	156	212	187	168	154	142
Non-Producing	(2)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Proved Underdeveloped	10	8	7	5	4	7	6	4	3	2
Proved	242	213	191	174	160	218	191	172	156	144
Probable	149	107	81	64	52	111	78	58	45	36
Total Proved plus Probable	391	319	272	237	211	329	269	230	202	180

OKLAHOMA(2) (4)
Producing	203	168	144	126	112	196	159	133	115	101
Non-Producing	9	8	7	6	6	9	8	7	6	5
Proved Underdeveloped	35	25	18	13	9	22	15	9	5	2
Proved	247	202	170	145	127	227	182	149	126	108
Probable	69	53	42	34	28	45	34	27	22	18
Total Proved plus Probable	316	255	212	180	155	273	216	176	147	126

WYOMING(3) (4)
Producing	1	1	1	1	1	-	-	-	-	1
Non-Producing	-	-	-	-	-	-	-	-	-	-
Proved Underdeveloped	-	-	-	-	-	-	-	-	-	-
Proved	1	1	1	1	1	1	1	1	1	1
Probable	3	3	2	2	2	3	3	3	3	2
Total Proved plus Probable	4	3	3	3	3	4	3	3	3	3

AGGREGATE
Producing	437	375	330	296	269	408	346	302	269	243
Non-Producing	8	7	6	6	5	8	7	6	6	5
Proved Underdeveloped	45	34	25	18	13	30	20	13	8	4
Proved	490	416	361	320	287	446	374	322	283	253
Probable	221	162	125	100	82	159	115	88	69	57
Total Proved plus Probable	711	578	486	420	370	605	488	409	352	309

Note:

(1)

Canada - from McDaniel Report.

(2)

Oklahoma – from Haas Report.

(3)

Wyoming – from MHA Report.

(4)

Oklahoma and Wyoming net present values have been converted to Cdn$ at 1.00 exchange rate

Undiscounted Future Net Revenue

Forecast Prices as of December 31, 2007
Total Revenues

	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Reserves Category	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

CANADA(1)
Total Proved	589	114	196	12	25	242	24	218
Total Proved plus Probable	926	187	294	27	27	391	62	329

OKLAHOMA(2) (4)
Total Proved	556	137	146	25	1	247	20	227
Total Proved Plus Probable	681	166	169	26	2	316	44	273

WYOMING(3) (4)
Total Proved	8	2	5	-	1	1	-	-
Total Proved plus Probable	18	4	9	-	1	4	1	2

AGGREGATE
Total Proved	1,154	253	347	37	27	490	44	446
Total Proved Plus Probable	1,625	357	472	53	29	711	107	604

Note:

(1)

Canada - from McDaniel Report.

(2)

Oklahoma – from Haas Report.

(3)

Wyoming – from MHA Report.

(4)

Oklahoma and Wyoming net present values have been converted to Cdn$ at 1.00 exchange rate

Oil and Gas Reserves and Net Present Values by Production Group
Forecast Prices as of December 31, 2007
Total Reserves

	Discounted at 10%
	Canada	Oklahoma	Wyoming	Total
					Unit Value (2)
Reserves Category	MM$	MM$	MM$	MM$	$/bbl or $/mcf

Proved
Light and Medium Crude Oil (1)	66.6	32.0	0.0	98.6	31.89
Heavy Oil	22.7	-	0.0	22.7	18.02
Natural Gas	101.5	137.6	0.9	240.0	3.32
Total	190.9	169.6	0.9	361.3

Proved Plus Probable
Light and Medium Crude Oil (1)	95.5	40.5	0.0	136.0	31.11
Heavy Oil	30.9	-	0.0	30.9	17.60
Natural Gas	145.1	171.0	3.3	319.4	3.17
Total	271.5	211.5	3.3	486.3

Note:

(1)

Including by-products

(2)

Unit values are based on net reserve volumes

Oil and Gas Reserves and Net Present Values by Production Group
Forecast Prices as of December 31, 2007
Total Reserves

Reserves Group by Category
	Oil Gross Mbbl	Net Mbbl	Gas Gross Mmcf	Net Mmcf	NGL Gross Mbbl	Net Mbbl	Net Present Value Before Income Tax @ 10% M$	Unit Values(5) $/bbl or $/mcf

CANADA(1)

Light and Medium Oil (including Associated Gas and Byproducts)
Proved Producing	2,047	2,007	1,107	824	38	27	66,227	33.00
Proved Non-Producing	26	22	98	69	-	-	(3,611)	(160.65)
Proved Undeveloped	182	154	167	121	1	1	4,011	26.06
Total Proved	2,255	2,183	1,372	1,014	39	28	66,627	30.52
Probable	1,135	1,038	689	495	18	13	28,911	27.85
Total Proved & Probable	3,390	3,221	2,061	1,509	57	41	95,538	29.66

Heavy Oil (including Associated Gas and Byproducts)
Proved Producing	1,444	1,169	707	524	36	26	22,035	18.85
Proved Non-Producing	13	13	-	-	-	-	(52)	(4.12)
Proved Undeveloped	120	80	16	15	-	-	754	9.41
Total Proved	1,577	1,262	723	539	36	26	22,737	18.03
Probable	662	495	199	156	8	6	8,189	16.54
Total Proved & Probable	2,239	1,757	922	695	44	32	30,926	17.60

Non-Associated Gas (including Byproducts)
Proved Producing	53	49	31,934	23,430	452	324	96,908	4.14
Proved Non-Producing	-	-	1,897	1,474	38	26	2,713	1.84
Proved Undeveloped	-	-	2,271	1,619	17	12	1,881	1.16
Total Proved	53	49	36,102	26,523	507	362	101,502	3.83
Probable	20	18	23,195	16,940	220	159	43,600	2.57
Total Proved & Probable	73	67	59,297	43,463	727	521	145,102	3.34

OKLAHOMA(2) (4)

Light and Medium Oil (including Associated Gas and Byproducts)
Proved Producing	975	785	-	-	-	-	28,356	35.12
Proved Non-Producing	29	23	-	-	-	-	827	35.95
Proved Undeveloped	127	101	-	-	-	-	2,804	27.76
Total Proved	1,131	909	-	-	-	-	31,987	35.19
Probable	303	244	-	-	-	-	8,542	35.01
Total Proved & Probable	1,434	1,153	-	-	-	-	40,528	35.15

Heavy Oil (including Associated Gas and Byproducts)
Proved Producing	-	-	-	-	-	-	-	-
Proved Non-Producing	-	-	-	-	-	-	-	-
Proved Undeveloped	-	-	-	-	-	-	-	-
Total Proved	-	-	-	-	-	-	-	-
Probable	-	-	-	-	-	-	-	-
Total Proved & Probable	-	-	-	-	-	-	-	-

Non-Associated Gas (including Byproducts)
Proved Producing	-	-	45,150	36,206	-	-	115,665	3.19
Proved Non-Producing	-	-	2,558	2,116	-	-	6,375	3.01
Proved Undeveloped	-	-	8,245	6,596	-	-	15,607	2.37
Total Proved	-	-	55,953	44,918	-	-	137,647	3.06
Probable	-	-	13,108	10,490	-	-	33,401	3.18
Total Proved & Probable	-	-	69,061	55,408	-	-	171,049	3.09

WYOMING(3) (4)

Light and Medium Oil (including Associated Gas and Byproducts)
Proved Producing	-	-	-	-	-	-	-	-
Proved Non-Producing	-	-	-	-	-	-	-	-
Proved Undeveloped	-	-	-	-	-	-	-	-
Total Proved	-	-	-	-	-	-	-	-
Probable	-	-	-	-	-	-	-	-
Total Proved & Probable	-	-	-	-	-	-	-	-

Heavy Oil (including Associated Gas and Byproducts)
Proved Producing	-	-	-	-	-	-	-	-
Proved Non-Producing	-	-	-	-	-	-	-	-
Proved Undeveloped	-	-	-	-	-	-	-	-
Total Proved	-	-	-	-	-	-	-	-
Probable	-	-	-	-	-	-	-	-
Total Proved & Probable	-	-	-	-	-	-	-	-

Non-Associated Gas (including Byproducts)
Proved Producing	-	-	1,100	869	-	-	763	0.88
Proved Non-Producing	-	-	102	82	-	-	149	1.62
Proved Undeveloped	-	-	-	-	-	-	-	-
Total Proved	-	-	1,202	951	-	-	912	0.98
Probable	-	-	1,236	979	-	-	2,398	2.45
Total Proved & Probable	-	-	2,438	1,930	-	-	3,310	1.72

AGGREGATE

Light and Medium Oil (including Associated Gas and Byproducts)
Proved Producing	3,022	2,792	1,107	824	38	27	94,583	33.88
Proved Non-Producing	55	45	98	69	-	-	(2,784)	(61.87)
Proved Undeveloped	309	255	107	121	1	1	6,815	26.72
Total Proved	3,386	3,092	1,372	1,014	39	28	98,614	31.89
Probable	1,438	1,282	669	495	18	13	37,453	29.21
Total Proved & Probable	4,824	4,374	2,061	1,509	57	41	136,066	31.11

Heavy Oil (including Associated Gas and Byproducts)
Proved Producing	1,444	1,169	707	524	36	26	22,035	18.85
Proved Non-Producing	13	13	-	-	-	-	(52)	(4.00)
Proved Undeveloped	120	80	16	15	-	-	754	9.43
Total Proved	1,577	1,262	723	539	36	26	22,737	18.02
Probable	662	495	199	156	8	6	8,189	16.54
Total Proved & Probable	2,239	1,757	922	695	44	32	30,928	17.60

Non-Associated Gas (including Byproducts)
Proved Producing	53	49	78,184	60,505	452	324	213,336	3.53
Proved Non-Producing	-	-	4,557	3,672	38	28	9,237	2.52
Proved Undeveloped	-	-	10,516	8,215	17	12	17,488	2.13
Total Proved	53	49	93,257	72,392	507	362	240,061	3.32
Probable	20	18	37,530	28,400	220	150	79,399	2.79
Total Proved & Probable	73	67	130,795	100,801	727	521	319,461	3.17

Note:

(1)

Canada - from McDaniel Report.

(2)

Oklahoma – from Haas Report.

(3)

Wyoming – from MHA Report.

(4)

Oklahoma and Wyoming net present values have been converted to Cdn$ at 1.00 exchange rate

(5)

Unit values are based on net reserve volumes

Pricing Assumptions (1)
Forecast Prices and Costs
Summary of Price Forecasts
December 31, 2007

Year	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $/bbl	Alberta Bow River Hardisty Crude Oil $/bbl	Alberta Heavy Crude Oil $/bbl	Sask Cromer Medium Crude Oil $/bbl	Edmonton NGL Mix $/bbl	U.S. Henry Hub Gas Price $US/Mmbtu	Alberta Average Plantgate $/Mmbtu	British Columbia Average Plantgate $/Mmbtu	Inflation %	US/CAN Exchange Rate $US/$
	(2)	(3)	(4)	(5)	(6)	(7)

2007(8)	72.30	76.35	53.25	44.90	65.40	54.80	6.95	6.25	6.25	2.0	1.000
2008	90.00	89.00	64.70	55.30	78.20	61.60	7.75	6.60	6.60	2.0	1.000
2009	86.70	85.70	62.30	53.20	75.30	60.20	8.40	7.20	7.20	2.0	1.000
2010	83.20	82.20	59.70	50.50	72.20	58.00	8.40	7.20	7.20	2.0	1.000
2011	79.60	78.50	57.00	48.70	69.00	55.80	8.40	7.20	7.20	2.0	1.000
2012	78.50	77.40	56.20	48.00	68.00	55.20	8.55	7.30	7.30	2.0	1.000

2013	77.30	76.20	55.30	47.20	66.90	54.70	8.75	7.50	7.50	2.0	1.000
2014	78.80	77.70	56.40	48.10	68.20	55.80	9.05	7.70	7.70	2.0	1.000
2015	80.40	79.30	57.50	49.10	69.60	57.10	9.30	7.95	7.95	2.0	1.000
2016	82.00	80.80	58.70	50.10	71.00	58.20	9.55	8.20	8.20	2.0	1.000
2017	83.70	82.50	59.90	51.10	72.50	59.50	9.80	8.45	8.45	2.0	1.000

2018	85.30	84.10	61.10	52.10	73.80	60.70	10.05	8.65	8.65	2.0	1.000
2019	87.00	85.80	62.30	53.10	75.30	62.00	10.35	8.90	8.90	2.0	1.000
2020	88.80	87.50	63.60	54.20	76.90	63.30	10.65	9.20	9.20	2.0	1.000
2021	90.60	89.30	64.80	55.30	78.40	64.70	10.95	9.45	9.45	2.0	1.000
2022	92.40	91.10	66.10	56.40	80.00	66.00	11.15	9.65	9.65	2.0	1.000

Thereafter	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2.0	1.000

Note:

(1)

Pricing assumptions are from McDaniel December 31, 2007 forecast and are the same for the MHA, Haas and McDaniel reports

(2)

West Texas Intermediate at Cushing Oklahoma 40 degrees API/0.5% sulphur

(3)

Edmonton Light Sweet 40 degrees API/0.3% sulphur

(4)

Bow River at Hardisty, Alberta (Heavy stream)

(5)

Heavy crude oil 12 degrees API at Hardisty, Alberta (after deduction of blending costs to reach pipeline quality)

(6)

Midale Cromer crude oil 29 degrees API/2.0% sulphur

(7)

NGL mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines

(8)

Historical average prices for 2007

Reserves Data – Constant Prices and Costs

Summary of Oil and Gas Reserves and Net Present Value of Future Net Revenue
Constant Prices as of December 31, 2007
Total of All Areas

	Light and Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		Total
Reserves Category	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mmcf)	Net(6) (mmcf)	Gross (5) (mboe)	Net(6) (mboe)

CANADA(1)
Producing	2,096	2,053	1,393	1,145	526	377	33,776	24,855	9,645	7,717
Non-Producing	26	23	13	13	38	26	1,995	1,544	409	318
Proved Undeveloped	182	154	120	82	18	13	2,454	1,756	730	542
Total Proved	2,304	2,229	1,526	1,240	583	416	38,224	28,154	10,784	8,577
Probable	1,156	1,057	713	537	245	177	24,031	17,622	6,119	4,708
Total Proved plus Probable	3,460	3,286	2,239	1,777	828	593	62,255	45,776	16,902	13,285

OKLAHOMA(2) (4)
Producing	959	774	-	-	-	-	42,791	34,578	8,091	6,537
Non-Producing	28	23	-	-	-	-	2,458	2,053	438	365
Proved Undeveloped	125	100	-	-	-	-	7,940	6,392	1,449	1,166
Total Proved	1,112	897	-	-	-	-	53,190	43,024	9,977	8,068
Probable	300	241	-	-	-	-	12,571	10,115	2,395	1,927
Total Proved plus Probable	1,412	1,138	-	-	-	-	65,761	53,139	12,372	9,995

WYOMING(3) (4)
Producing	-	-	-	-	-	-	956	755	159	126
Non-Producing	-	-	-	-	-	-	84	68	14	11
Proved Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	-	-	-	-	-	-	1,040	823	173	137
Probable	-	-	-	-	-	-	1,041	824	174	137
Total Proved plus Probable	-	-	-	-	-	-	2,081	1,647	347	275

AGGREGATE
Producing	3,055	2,827	1,393	1,145	526	377	77,522	60,188	17,894	14,380
Non-Producing	55	45	13	13	38	26	4,537	3,665	862	695
Proved Undeveloped	307	254	120	82	18	13	10,395	8,148	2,178	1,707
Total Proved	3,417	3,126	1,526	1,240	583	416	92,454	72,000	20,934	16,782
Probable	1,455	1,298	713	537	245	177	37,643	28,562	8,687	6,772
Total Proved plus Probable	4,872	4,424	2,239	1,777	828	593	130,097	100,562	29,621	23,555

Note:

(1)

Canada - from McDaniel Report.

(2)

Oklahoma – from Haas Report.

(3)

Wyoming – from MHA Report.

(4)

Oklahoma and Wyoming net present values have been converted to Cdn$ at 1.00 exchange rate.

(5)

Gross refers to our working interest before royalties.

(6)

Net refers to our working interest after royalties plus royalty interest reserve.

Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue
Constant Prices Case as of December 31, 2007
Total of All Areas

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20	0	5	10	15	20
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
CANADA(1)
Producing	213	188	169	154	142	197	174	156	143	132
Non-Producing	(2)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Proved Undeveloped	8	6	5	4	3	6	4	3	2	1
Total Proved	219	192	172	157	144	201	177	158	144	132
Probable	127	93	72	57	46	95	69	52	41	33
Total Proved plus Probable	347	286	244	213	190	297	245	210	185	165

OKLAHOMA(2) (4)
Producing	193	164	143	126	113	190	157	133	116	102
Non-Producing	9	8	7	6	6	9	8	7	6	6
Proved Undeveloped	33	24	18	13	9	21	14	9	5	2
Total Proved	236	197	168	145	127	220	179	149	127	110
Probable	64	51	41	34	28	42	33	26	21	18
Total Proved plus Probable	300	247	209	179	156	263	212	176	148	128

WYOMING(3) (4)
Producing	-	-	-	-	-	-	-	-	-	-
Non-Producing	-	-	-	-	-	-	-	-	-	-
Proved Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	-	-	-	-	-	-	-	-	-	-
Probable	1	1	1	1	1	1	1	1	1	1
Total Proved plus Probable	1	1	1	1	1	1	1	1	1	1

AGGREGATE
Producing	406	352	311	280	255	387	331	290	259	234
Non-Producing	7	7	6	6	5	8	7	6	5	5
Proved Undeveloped	41	31	23	16	11	27	18	12	7	3
Total Proved	455	389	340	302	271	422	356	308	271	242
Probable	193	145	114	92	76	139	102	79	63	51
Total Proved plus Probable	648	534	454	394	347	560	458	387	334	294

Note:

(1)

Canada - from McDaniel Report.

(2)

Oklahoma – from Haas Report.

(3)

Wyoming – from MHA Report.

(4)

Oklahoma and Wyoming net present values have been converted to CDN$ at 1.00 exchange rate.

Total Future Net Revenue (Undiscounted)
Constant Prices as of December 31, 2007
Total Reserves

	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Revenue After Income Taxes
Reserves Category	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$

CANADA(1)
Total Proved	531	99	179	12	21	219	18	201
Total Proved plus Probable	818	159	263	27	22	347	50	297

OKLAHOMA(2) (4)
Total Proved	508	124	122	25	1	236	15	220
Total Proved plus Probable	620	152	140	26	2	300	37	263

WYOMING(3) (4)
Total Proved	6	1	3	-	1	-	-	-
Total Proved plus Probable	11	2	6	-	1	1	-	1

AGGREGATE
Total Proved	1,045	224	305	37	23	455	33	422
Total Proved plus Probable	1,448	314	409	53	25	648	88	560

Note:

(1)

Canada - from McDaniel Report.

(2)

Oklahoma – from Haas Report.

(3)

Wyoming – from MHA Report.

(4)

Oklahoma and Wyoming net present values have been converted to CDN$ at 1.00 exchange rate.

Oil and Gas Reserves and Net Present Values by Production Group
Constant Prices as of December 31, 2007
Total Reserves

	Discounted at 10%
	Canada	Oklahoma	Wyoming	Total
					Unit Value (2)
Reserves Category	MM$	MM$	MM$	MM$	$/bbl or $/mcf

Proved
Light and Medium Crude Oil (1)	65.2	38.5	0.0	103.7	33.17
Heavy Oil	16.6		0.0	16.6	13.40
Natural Gas	90.6	129.0	0.2	219.8	3.09
Total	172.4	167.5	0.2	340.1

Proved Plus Probable
Light and Medium Crude Oil (1)	94.7	49.3	0.0	144.0	32.55
Heavy Oil	23.9		0.0	23.9	13.44
Natural Gas	125.3	159.3	1.3	285.8	2.89
Total	243.9	208.6	1.3	453.7

Note:

(1)

Including by-products

(2)

The unit values are based on net reserve volumes

Pricing Assumptions (1)
Constant Prices and Costs

Year	WTI @ Cushing ($US/bbl)	Edmonton Par Price 40° API ($/bbl)	Bow River Medium 25° API ($/bbl)	Cromer Medium ($/bbl)	US Henry Hub Gas Price ($US/Mmbtu)	Alberta Average Plant gate Price ($/Mmbtu)	Natural Gas Liquids FOB Edmonton ($/bbl)	Exchange Rate ($US/$)

31-Dec-07	95.98	93.76	53.87	73.73	7.83	6.32	64.40	1.00

Note:

(1)

Pricing assumptions are the same for the Haas Report, the MHA Report and the McDaniel Report

Reserves Reconciliation

Reconciliation of Gross Reserves by Product Type
Forecast Prices and Costs

	Light and Medium Crude Oil			Natural Gas Liquids
	Total Proved	Probable	Total Proved	Total Proved	Probable	Total Proved
	Reserves	Reserves	Plus Probable	Reserves	Reserves	Plus Probable
	[mbbl]	[mbbl]	[mbbl]	[mbbl]	[mbbl]	[mbbl]

CANADA (1)
Opening balance – December 31, 2006	3,065.9	1,091.5	4,157.4	742.0	269.2	1,011.2
Extensions and Improved Recovery	98.4	370.8	469.2	14.3	9.5	23.8
Technical Revisions	430.6	(191.4)	239.2	(40.2)	(30.0)	(70.2)
Acquisitions	-	-	-	-	-	-
Dispositions	(332.6)	(116.4)	(449.0)	(6.7)	(3.2)	(9.9)
Production	(954.4)	-	(954.4)	(127.2)	-	(127.2)
Closing balance – December 31, 2007	2,307.9	1,154.5	3,462.4	582.2	245.5	827.7

UNITED STATES (2)
Opening balance – December 31, 2006	1,796.2	202.3	1,998.5	-	-	-
Extensions and Improved Recovery	79.6	31.4	110.9	-	-	-
Technical Revisions	(513.5)	69.3	(444.2)	-	-	-
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Production	(231.3)	-	(231.3)	-	-	-
Closing balance – December 31, 2007	1,131.0	303.0	1,434.0	-	-	-

AGGREGATE
Opening balance – December 31, 2006	4,862.1	1,293.8	6,155.9	742.0	269.2	1,011.2
Extensions and Improved Recovery	178.0	402.2	580.1	14.3	9.5	23.8
Technical Revisions	(82.9)	(122.1)	(205.0)	(40.2)	(30.0)	(70.2)
Acquisitions	-	-	-	-	-	-
Dispositions	(332.6)	(116.4)	(449.0)	(6.7)	(3.2)	(9.9)
Production	(1,185.7)	-	(1,185.7)	(127.2)	-	(127.2)
Closing balance – December 31, 2007	3,438.9	1,457.5	4,896.4	582.2	245.5	827.7

Note:

(1)

Canada - from McDaniel Report.

(2)

United States – from Haas and MHA Report.

Reconciliation of Company Gross Reserves by Product Type
Forecast Prices and Costs

	Associated and Non-Associated Gas			Heavy Oil
	Total Proved	Probable	Total Proved	Total Proved	Probable	Total Proved
	Reserves	Reserves	Plus Probable	Reserves	Reserves	Plus Probable
	[mmcf]	[mmcf]	[mmcf]	[mbbl]	[mbbl]	[mbbl]

CANADA (1)
Opening balance – December 31, 2006	31,956.1	14,113.7	46,069.8	1,070.3	312.8	1,383.1
Extensions and Improved Recovery	2,760.4	2,472.1	5,232.5	-	-	-
Technical Revisions	707.6	652.6	1,360.2	(20.6)	(311.5)	(332.1)
Acquisitions	10,814.0	7,174.0	17,988.0	928.7	661.0	1,589.7
Dispositions	(766.1)	(329.5)	(1,095.6)	-	-	-
Production	(7,275.7)	-	(7,275.7)	(401.9)	-	(401.9)
Closing balance – December 31, 2007	38,196.3	24,082.9	62,279.2	1,576.5	662.3	2,238.8

UNITED STATES (2)
Opening balance – December 31, 2006	55,303.1	11,470.2	66,773.4	-	-	-
Extensions and Improved Recovery	4,599.9	1,903.0	6,502.9	-	-	-
Technical Revisions	6,904.3	970.6	7,874.9	-	-	-
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Production	(9,652.2)	-	(9,652.2)	-	-	-
Closing balance – December 31, 2007	57,155.2	14,343.8	71,499.0	-	-	-

AGGREGATE
Opening balance – December 31, 2006	87,259.2	25,583.9	112,843.2	1,070.3	312.8	1,383.1
Extensions and Improved Recovery	7,360.3	4,375.1	11,735.4	-	-	-
Technical Revisions	7,611.9	1,623.2	9,235.1	(20.6)	(311.5)	(332.1)
Acquisitions	10,814.0	7,174.0	17,988.0	928.7	661.0	1,589.7
Dispositions	(766.1)	(329.5)	(1,095.6)	-	-	-
Production	(16,927.9)	-	(16,927.9)	(401.9)	-	(401.9)
Closing balance – December 31, 2007	95,351.5	38,426.7	133,778.2	1,576.5	662.3	2,238.8

Note:

(1)

Canada - from McDaniel Report.

(2)

United States – from Haas and MHA Report

Undeveloped Reserves

Our undeveloped reserves were estimated by McDaniel and Haas in accordance with standards and procedures in the COGE Handbook and reserve definitions in NI 51-101. In general, undeveloped reserves are reserves scheduled to be developed within the next couple of years.

We have proved and probable undeveloped reserves in Canada and Oklahoma.  In Canada there are proved undeveloped reserves assigned to the Primate, Princess, Ricinus, Halkirk, Desan and the Cummings Y Unit assets.  Canadian proved undeveloped reserves of 2.5 Bcf of natural gas and 18.42 Mbbl of NGL and 302.3 Mbbl of oil (737 mboe) represent 7% of the total Canadian proved reserves on a boe basis. In 2007 we developed 332.2 mboe of proved plus probable reserves with drilling. In Desan, 6 development wells are planned for 2008/2009 to develop proved plus probable reserves of 5.6 Bcf and 29.9 Mbbl of NGL’s.  In the Cummings Y Unit, continued development and optimization of the water flood will develop 83.9 Mbbl with an additional 83.9 Mbbl of probable reserves.  Four undeveloped locations have been identified in the Princess asset with proved plus probable undeveloped reserves of 224.1 mbbl of oil.  The Halkirk asset has one proved undeveloped location and one probable undeveloped location, both follow up locations to the successful well drilled in 2007.  These Halkirk and Princess locations are to drilled in the 2008 and 2009. A deep gas proved undeveloped location has been identified in our Ricinus Leduc asset with proved plus probable reserves of 4.0 BCF.  We plan to drill this well in 2008. The finalization of the new Alberta royalty regime may impact the timing of drilling this well and the reserve classification.

In Oklahoma, there are proved undeveloped reserves of 8.2 Bcf of natural gas and 127 Mbbl of oil representing 14% of the total Oklahoma proved reserves and probable undeveloped reserves of 5.9 Bcf of natural gas and 145.5 Mbbl of oil representing 45% of the total probable reserves.  The planned development well drilling program of 25 to 35 wells per year for the next couple of years is anticipated to develop these reserves. The 2007 19 well drilling program added 6.5 BCF and 110.9 mbbl of oil of proved plus probable reserves

Significant Factors or Uncertainties Affecting Reserves Data

The process of estimating reserves is complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.  The reserve estimates contained herein are based on current production forecasts, prices, royalty rates and economic conditions. McDaniel, Haas and MHA, independent engineering firms, evaluate our reserves.

The Alberta government has proposed a new royalty regime but due to the uncertainties and lack of sufficient details to determine royalties for some product types the 2007 year end reserve report was prepared using the existing royalty regime.  The Canadian independent evaluation firms developed common high and low sensitivity cases to reflect the potential range of impact of the new royalty regime. The estimated impact to Enterra’s proved plus probable future net present value at 10 % is estimated at less than 3% reduction in net present value based on those sensitivity cases.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science.  As a result, the subjective decisions, new geological or production information and a changing environment may impact these estimates.  Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance.  Such revisions can be either positive or negative.

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves (using both constant prices and costs and forecast prices and costs) and proved plus probable reserves (using forecast prices and costs only).  Note: all future development costs are associated with Canadian assets; there are no future development costs associated with our U.S. assets.

	Canada	Oklahoma	Wyoming	Total
	M$	M$	M$	M$
Constant Prices and Costs – Proved Reserves
Remaining 2008	11,121			11,121
2009	200			200
2010				0
2011				0
2012				0
Remaining Years	200			200
Total Undiscounted	11,521	0	0	11,521
Total Discounted at 10% per Year	10,895	0	0	10,895

Forecast Prices and Costs – Proved Reserves
Remaining 2008	11,343			11,343
2009	208			208
2010				0
2011				0
2012				0
Remaining Years	225			225
Total Undiscounted	11,777	0	0	11,777
Total Discounted at 10% per Year	11,129	0	0	11,129

Forecast Prices and Costs – Proved Plus Probable Reserves
Remaining 2008	25,839			25,839
2009	988			988
2010				0
2011				0
2012				0
Remaining Years	586			586
Total Undiscounted	27,414	0	0	27,414
Total Discounted at 10% per Year	25,782	0	0	25,782

Common Infrastructure Costs

Under the farm-in arrangement our US Farmout Partner will enter into a 3-year take or pay arrangement where the full cost of common infrastructure plus a 12% return on the investment will be recovered.

	Canada	Oklahoma(1)	Wyoming(1)	Total
	M$	M$	M$	M$
Constant Prices and Costs – Proved Reserves
Remaining 2008		25,404		25,404
Remaining Years		0		0
Total Undiscounted		25,404		25,404
Total Discounted at 10% per Year		23,095		23,095

Forecast Prices and Costs – Proved Reserves
Remaining 2008		25,404		25,404
Remaining Years		0		0
Total Undiscounted		25,404		25,404
Total Discounted at 10% per Year		23,095		23,095

Forecast Prices and Costs – Proved Plus Probable Reserves
Remaining 2008		25,835		25,835
Remaining Years		0		0
Total Undiscounted		25,835		25,835
Total Discounted at 10% per Year		23,486		23,486

Note:

(1)

Oklahoma and Wyoming net present values have been converted to CDN$ at 1.00 exchange rate.

We estimate that our internally generated cash flow will be sufficient to fund the future development costs disclosed above.  We typically have available three sources of funding to finance our capital expenditure program: internally generated cash flow from operations, debt financing when appropriate and new equity issues, if available on favourable terms.

We expect to fund our total 2008 capital program with internally generated cash flow.

Oil and Gas Properties

Our core areas include a variety of assets in Western Canada in the provinces of British Columbia, Alberta and Saskatchewan.  In Alberta, the major producing fields are: Clair, Sylvan Lake, Provost-Alliance-Wainwright, Princess, Ricinus, Ferrier and Lochend.  In northeast British Columbia we have a significant producing area at Desan and in west-central Saskatchewan we have production in the Primate and Liebenthal pools.  In the United States our significant producing assets are located in Grant, Lincoln and Logan counties in Oklahoma.  We also have an inventory of minor producing assets, minor royalty interests, and various prospects of an exploitation and exploration nature on undeveloped lands in Alberta, British Columbia, Saskatchewan, Wyoming, Montana and Oklahoma, the development of which could significantly increase the size of our existing production and reserve base.

In late 2007 Enterra divested its interest in its non operated properties in the Princess area and in the first quarter of 2008 we divested our interest in the Sylvan Lake, Lochend, Ferrier, and Ricinus operated properties to reduce bank debt.

Northeast British Columbia

Our northeast British Columbia assets consist of our producing property in Desan and our undeveloped properties at Kotcho and Peggo-Pesh.

Desan

The Desan property is located 75 miles northeast of Fort Nelson, British Columbia in the gas producing greater Sierra area.  The primary producing zone is the Jean Marie formation.  This regional carbonate has historically been the target for sweet dry gas and provides very good initial production and a long life of slow decline ideally suited to predictable cash flow.  Although the Jean Marie is regionally gas charged the best reserves are discovered through detailed geological and geophysical analysis, pinpointing areas of secondary porosity associated with structures.  The Jean Marie, at 1,300 m (4,250 feet), is best exploited using under-balanced drilling technology in horizontal wells.

Enterra has acquired 45 square kilometres (17 square miles) of 3D seismic and 61 kilometres (38 miles) of trade 2D seismic.  Based upon our technical review of this information we re-entered a poorly performing well and turned it into a successful gas producer by drilling to a new target zone.  We plan to exploit this knowledge by pursuing a multi-well drilling program during the 2008/2009 winter drilling season.

In late 2007 Enterra’s undeveloped Sierra property was divested to a third party in exchange for their Gross Overriding Riding Royalty on our Desan production plus cash consideration. This transaction will enhance the long term value of the property and provide additional development opportunities.  The average production for December 2007 was 3.3 mmcf/d natural gas and 27 bbls/d of crude oil and NGL from a total of 23 wells.

McDaniel assigned total proved plus probable reserves of 20.6 Bcf of natural gas and 109 Mbbl of NGL to the Desan property, as of December 31, 2007.

Western Alberta

In western Alberta, Enterra’s properties range from deep, high-rate foothills sour gas wells in Ricinus to mid-depth oil wells at Clair, Sylvan Lake, Lochend and Ferrier.  In late 2007 Enterra divested its interest in its non operated properties in the Princess area and in the first quarter of 2008 we divested our interest in our  Sylvan Lake, Lochend, Ferrier,  and  Ricinus operated  properties to reduce bank debt.

Clair

The Clair property is located 7 miles north of Grande Prairie, Alberta.  Our assets include a 100% working interest in 3,040 acres of land, 19 producing oil wells, 7 injection wells and an oil treating facility.  Gas is conserved and processed at the Tusk Energy Sexsmith gas plant and the oil is delivered into the Pembina Peace Pipeline System.

Production is primarily from the Doe Creek (Dunvegan) formation with a small amount of gas production from the Charlie Lake and Halfway formations. Production is light, 41°API gravity crude oil and solution gas from the Doe Creek oil pool.  This pool is being water flooded to maximize recovery. There is also gas production from one Charlie Lake gas well.  At December 31, 2007 there were 19 oil wells and one gas well producing a combined 765 bbl/d of oil and 850Mcf/d of raw solution gas on a working interest basis before royalties.  Enterra’s technical team has initiated several studies to optimize the efficiency of the water flood and to extend the pool boundaries.  The recommendations from this study will be implemented in 2008 and 2009.

McDaniel assigned proved plus probable reserves to the Doe Creek ‘A’ (Dunvegan) pool of 692 Mbbl of crude oil, 831 Mmcf of gas and 54 Mbbl of NGL, as of December 31, 2007.  Included in the total net proved reserves of Clair are reserves assigned to the 13-07-073-5W6 Charlie Lake/ Halfway gas well of 159 Mmcf of gas and 10 Mbbl of NGL.

Ricinus

Ricinus is located in the Rocky Mountain foothills, 80 miles northwest of Calgary. At Ricinus, Enterra is 50% owner of a deep (2,800 m 9,200 feet) high-rate Leduc reef sour gas well that has steady gross production of 10 mmcf/d.  This well has the capability to produce at higher rates but has been limited to maximize the value of the asset. After evaluating our 3D seismic information over the reef, Enterra has entered into discussions with our partner to further develop the pool.  Timing of this development is dependent on the Alberta Government final Alberta Deep Gas Royalty Regime and results of the partner discussions.

McDaniel assigned proved plus probable gas reserves of 6.1 Bcf of natural gas to the producing well.

Eastern Alberta

Provost-Alliance-Wainwright, Alberta

The Provost-Alliance-Wainwright producing area is located near Provost, Alberta. Major areas within the package are Alliance, Sounding Lake, Halkirk, Monitor, Provost Cummings Y Unit and Wainwright. We currently have 371 producing oil and gas wells in this area.

Production is obtained primarily from the Dina, Cummings and Belly River formations. Average production for December, 2007 was 1,010 bbl/d of oil and NGL and 1,000 Mcf/d of gas on a working interest basis before royalties.  In order to increase production and lower operating costs, we have and continue to optimize the well pumping systems and upgrade or consolidate oil batteries to handle higher volumes of total fluid and injection water.  Solution gas is currently conserved at most of the oil batteries.

While these pools are mature, detailed geologic and engineering studies have identified significant potential for increases in both production and reserves through more efficient secondary recovery and exploitation of bypassed pay zones.  These studies are ongoing and will be put into practice in 2008.

McDaniel assigned proved plus probable reserves in the Provost-Alliance-Wainwright area of 2,368 Mbbl of oil 2,027 Mmcf of natural gas and 33 Mbbl of NGL, as of December 31, 2007.

Princess

Princess is located 100 miles southeast of Calgary.  The primary production is crude oil (27º API) from the Pekisko formation, a porous carbonate.  Much of Enterra’s land is covered by 3D seismic, and detailed geological and geophysical studies have outlined new development drilling opportunities which we plan to drill during 2008 and 2009.  In addition, significant potential lies in the Glauconite and Sunburst formations.  At year end 2007, Enterra had 20 wells in the Princess area and produced 293 bbl/d of crude oil and NGL and 0.52 mmcf/d of natural gas.

In late 2007 Enterra divested its non-operated Princess holdings to its partner.

McDaniel assigned total proved plus probable reserves in the Princess area of 556 Mbbl of crude oil, 924  Mmcf of natural gas and 12 Mbbl of NGL as of December 31, 2007.

Saskatchewan

In May 2007, Enterra purchased Trigger Resources. Included in the purchase were several pools in west central Saskatchewan, including Primate and Liebenthal.  In addition, there were several minor non-core pools scattered geographically.  McDaniel assigned total proved plus probable reserves of 15.5 Bcf of natural gas and 1,280 Mbbls of heavy oil to the Trigger Resources fields, as of December 31, 2007.

Primate

The Primate pool was the main producing asset of the Trigger Resources purchase and is 100% owned by Enterra. Production is from the McLaren formation and although the oil is a relatively heavy (11° API), its gasified nature allows high initial production rates of up to 250 bbls/day per well of oil under primary recovery.

The pool is covered by 3D seismic and three successful wells were drilled in 2007 to further delineate the pool edges. Plans for 2008 include drilling infill wells and completing a study of secondary recovery opportunities in the pool which potentially could double the ultimate recoverable reserves.

At year end 2007 the Primate area was producing nearly 1,000 bbls/day of crude oil and over 1,500 mcf/day of gas before royalties, and the Trust had over 22,000 net undeveloped acres of land.

Liebenthal

The gas production from the Liebenthal pool comes from the Viking formation. The three highly productive wells in the pool are 100% owned by Enterra. Seismic indicates that the pool is structurally controlled and future opportunities include infill drilling of the main pool and exploiting up-hole potential in the Belly River formation. At year end 2007, Liebenthal production was over 3,100 mcf/day of natural gas on a working interest basis before royalties, with more than 18,000 net undeveloped acres of land.

Powder River Basin, Montana and Wyoming

We have a variety of coal-bed methane assets in the Powder River Basin of Wyoming and southern Montana.  Average production for 2007 was approximately 143 BOE/d from the property near Gillette, Wyoming.  Several developing exploitation and exploration plays are located in various parts of the basin.

We also hold a significant acreage position in the Oyster Ridge area of southwest Wyoming.  Wet coal dewatering projects are currently underway with promising early indications while other areas are in the planning and evaluation stages with the emphasis on longer term potential.

Oklahoma

In Oklahoma, we have approximately 94,300 gross developed and undeveloped acres of land, with an average working interest of 80.4% at year end 2007, centered in Grant, Lincoln and Logan Counties.  We generally have 20-25% working interest in producing wells drilled by our US Farmout Partner, depending on the participation of other parties in the wells.  The key producing horizon is the Hunton formation.  The Hunton formation is a carbonate rock formation which has been largely ignored by the industry in areas with high water/hydrocarbon production ratios.  Over the last decade, new drilling and production techniques have enabled the profitable development of hydrocarbon production from these areas of the Hunton formation.  Extensive dewatering lowers pressure allowing the liberation and mobilization of oil and gas from smaller rock pores.  In our experience, total gross peak hydrocarbon production rates average 150 BOE/d per horizontal well within six months after drilling and tie-in.  The average gross proved plus probable reserves are approximately 280,000 boe per horizontal well.

Our average production for 2007 in Oklahoma was 25.6 Mmcf/d of natural gas and 630 bbl/d of crude oil and NGL.  Haas attributed total proved and probable reserves of 1,432 Mbbl of crude oil and 69.1 Bcf of natural gas to this area as of December 31, 2007, resulting in a RLI of 7.3 years. December 2007 rates were 23.2 Mmcf/d and 383 bbl/d oil.  These rates reflect the effects of the severe ice storm in early December that damaged the electrical infrastructure supplying power to our producing wells and water disposal systems.  Operating costs on our properties averaged $10.45/boe during 2007.  We maintain a fully staffed field office in Carney, Oklahoma about 50 miles northeast of Oklahoma City.  Our staff complement as of December 31, 2007 is 44 people including our Chief Operating Officer, US Operations.

We have approximately 46,100 net undeveloped acres in the Alfalfa, Grant, Lincoln and Logan Counties in Oklahoma. To date, we have identified more than 100 drilling locations on our properties.

Under a farmout agreement, the US Farmout Partner pays 100% of the costs of drilling and completing each well on Trust lands to earn a 70% working interest.  The farmout agreement requires the US Farmout Partner to drill not less than 30 wells during rolling twenty-month periods.  By the end of 2007, 30 producing wells had been drilled and completed, another well had been drilled and was awaiting completion, and three wells were drilling. In addition, two saltwater disposal wells had been drilled.   Enterra pays 100% of the costs of drilling the required water disposal wells and associated infrastructure, but recovers 100% of those costs plus interest over a 3-year period through a capital recovery agreement with the US Farmout Partner.

Oil and Gas Wells

The following table summarizes our interest as at December 31, 2007 in wells that are producing and non-producing:

	Producing				Non-Producing
	Oil		Gas		Oil		Gas		Grand Total
State/Province	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	339.0	238.1	132.0	49.1	250.0	197.1	41.0	25.1	762.0	509.5
British Columbia			26.0	26.0			9.0	9.0	35.0	35.0
Saskatchewan	15.0	14.2	15.0	15.0	4.0	4.0	23.0	22.0	57.0	55.2
Total	354.0	252.3	173.0	90.1	254.0	210.1	73.0	56.1	854.0	599.6

Oklahoma			129.0	91.0			44.0	33.7	173.0	124.7
Wyoming			66.0	59.4			194.0	119.6	260.0	179.0
Total			195.0	150.4			238.0	153.3	433.0	303.7

Grand Total	354.0	252.3	368.0	240.5	254.0	210.1	311.0	200.4	1,287.0	903.3

Land Holdings

The following table summarizes land holdings in which Enterra has an interest at December 31, 2007.  The expiring acreage is being evaluated and attempts will be made to continue the acreage based on current activity which is focused on exploitation of up-hole potential in existing wells.

Area	Gross Acres	Net Acres
Canada	412,373	259,058
U.S.	226,506	160,585
Total	638,879	419,643

The following table summarizes land holdings in which Enterra has an interest after giving effect to the sale of assets in Alberta completed in Q1 2008.

Area	Gross Acres	Net Acres
Canada	360,643	244,532
U.S.	225,226	159,305
Total	585,869	403,837

Environmental Protection

Our operations in Canada and the United States are subject to stringent government laws and regulations regarding pollution, protection of the environment and the handling and transport of hazardous materials.  These laws and regulations may impose administrative, civil and criminal penalties as well as joint and several, strict liability for failure to comply, and generally require us to remove or remedy the effect of our activities on the environment and present and former operating sites, including dismantling production facilities and remediate damage caused by the use or release of specified substances.  The Board reviews our environment policy and our compliance with applicable laws and regulations.  Monitoring and reporting programs for environment, health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met.  Contingency plans are in place for a timely response to an environmental event and remediation/reclamation programs are in place and utilized to restore the environment.

We currently own or lease, and have in the past owned or leased, properties that have been used for oil and natural gas exploration and production activities for many years.  Although we used operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by us on or under other locations where such wastes have been taken for disposal.  In addition, some of these properties have been operated by third parties whose treatment and disposal or release of petroleum hydrocarbons and wastes were not under our control, including when these properties were owned or leased by any previous owner(s).  These properties and the materials disposed or released on them may be subject to joint and several, strict liability laws at the federal, state and/or provincial levels.  Under such laws, we could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.  We are currently involved in several remediation projects but we do not believe these costs to be material to our operations or financial position.

We expect to incur abandonment and site reclamation costs as existing oil and gas properties are abandoned and reclaimed.  Between late 2006 and mid-2007, the Trust experienced three pipeline failures in Canada.  As well, we experienced three spills that required clean-up beyond our facility lease in Oklahoma.  While the balance of the environmental reclamation work has been completed, there will be some work including vegetation and subsequent monitoring with the potential for further evaluation required for these areas.  Beyond these specific pipeline repair sites, we do not anticipate making any material expenditure for any reclamation work other than normal compliance with the environmental regulations in 2007.

Abandonment and Reclamation Costs

We estimate well abandonment costs on an area-by-area basis.  Such costs are included in the Reserve Reports as deductions in arriving at future net revenue.  The expected total abandonment costs included in the Reserve Reports under the proved reserves category is $27.0 million undiscounted, $13.6 million discounted at 10% to abandon 599.6 net wells. It is estimated the approximately $3.0 million of this total will be spent over the next 3 years.

Tax Horizon

Canadian

Under the current structure, cash is transferred to the Trust by way of interest and redemptions of securities from the operating subsidiaries to the Trust.  The Trust, in turn, allocates all of its taxable income to the unitholders.  With the exception of capital taxes in certain provinces, no Canadian income taxes are currently expected to be incurred by the Trust or its Canadian operating subsidiaries.

United States

U.S. income related cash taxes have not been paid by the Trust or its U.S. Operating Subsidiaries for the year ended December 31, 2007.  The income from our U.S. operations (reduced by any deductible interest expense on debt held by the Trust or its Canadian Operating Subsidiaries) is subject to United States income tax under U.S. income tax rules and regulations.  As a result, our U.S. operations may incur cash U.S. income taxes in the future.  In addition, as funds are repatriated to Canada, withholding taxes that are required by U.S. tax law may become payable.

Costs Incurred

The following table summarizes the expenditures made by Enterra for the year ended December 31, 2007:

	(millions)
	Canada	United States	Total
Property acquisition costs(1)
Proved	$63.3	$ -	$63.3
Unproved	-	5.3	5.3
Exploration costs	-	-	-
Development costs	16.0	10.4	26.4
Total costs incurred	$79.3	$15.7	$95.0

(1) Includes costs related to corporate acquisitions.

Exploration and Development Activities

The following table sets forth the gross and net development wells that we participated in during the year ended December 31, 2007.  We did not participate in any exploration wells during 2007.  In the farm-in arrangement with the US Farmout Partner in Oklahoma, we have had no interest in dry holes and have a carried interest in producing wells.  The carried interest in the producing wells is shown in this table for wells associated with this arrangement.

	Development Wells
	Canada		United States		Total
	Gross	Net	Gross	Net	Gross	Net
Light and Medium Oil	8	5.4	-	-	8	5.4
Natural Gas	4	1.1	19	4.3	23	5.4
Dry	1	1.0	-	-	1.0	1.0
Total	13	7.5	19	4.3	32	11.8

Production Volume by Field

The following table discloses for each major field, and in total, the Trust’s production volumes for the financial year ended December 31, 2007 for each product type.

	Crude oil (bbls)	NGL (bbls)	Natural Gas (Mcf)	Total (boe)
Clair	332,312	12,463	417,723	414,395
Provost	317,301	6,655	103,627	341,227
Brooks	151,822	4,038	371,909	217,844
Sylvan Lake	126,055	10,261	205,441	170,556
Desan	1,921	8,538	1,940,044	333,799
Saskatchewan	232,728	5	1,354,403	458,466
Ferrier/Ricinus	118,559	82,468	2,556,821	627,165
Other Canadian	75,578	2,772	320,414	131,754
Wyoming	-	-	314,158	52,360
Oklahoma	231,304	-	9,652,161	1,839,998
Total	1,587,580	127,200	17,236,701	4,587,555

Production Estimates

The following table discloses, for each product type, the total volume of production estimated by McDaniel, Haas and MHA for 2008 in the estimates of future net revenue from proved reserves disclosed above under the heading “Summary of Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue”.  The following estimates are applicable under both constant and forecast price scenarios.

Average 2008 Production Estimated
Forecast Prices and Costs

		Light and		Natural
		Medium		Gas	Natural
		Crude Oil	Heavy Oil	Liquids	Gas	Total
		Gross	Gross	Gross	Gross	Gross
	Reserve Category	[bbl/d]	[bbl/d]	[bbl/d]	[mcf/d]	[BOE/d]

CANADA (McDaniel Report)
Proved
	Producing	1,895	1,346	313	19,793	6,853
	Non-Producing	17	9	4	729	152
	Undeveloped	53	95	7	476	234
Total Proved		1,965	1,450	324	20,998	7,239
Probable		149	240	19	1,566	669
Total Proved plus Probable		2,114	1,690	343	22,564	7,908

OKLAHOMA (Haas Report)
Proved
	Producing	513			23,255	4,389
	Non-Producing	14			1,590	279
	Undeveloped	6			911	158
Total Proved		533	0	0	25,756	4,826
Probable		50			2,069	395
Total Proved plus Probable		583	0	0	27,825	5,221

WYOMING (MHA Report)
Proved
	Producing				1,341	224
	Non-Producing				74	12
	Undeveloped					0
Total Proved		0	0	0	1,415	236
Probable					352	59
Total Proved plus Probable		0	0	0	1,767	295

UNITED STATES
Proved
	Producing	513			24,596	4,612
	Non-Producing	14			1,664	291
	Undeveloped	6			911	158
Total Proved		533	0	0	27,171	5,062
Probable		50			2,421	454
Total Proved plus Probable		583	0	0	29,592	5,515

AGGREGATE
Proved
	Producing	2,408	1,346	313	44,389	11,465
	Non-Producing	31	9	4	2,393	443
	Undeveloped	59	95	7	1,387	392
Total Proved		2,498	1,450	324	48,169	12,300
Probable		199	240	19	3,987	1,123
Total Proved plus Probable		2,697	1,690	343	52,156	13,423

Quarterly Data

The following table discloses, on a quarterly basis for the year ended December 31, 2007, our share of average daily production volumes, prior to royalties, average prices received, royalties paid, operating expenses incurred and netbacks on a per unit of volume basis.

	Quarter ended 2007
	March 31	June 30	September 30	December 31
Average Daily Production
Oil (bbl/d)	4,594	4,788	4,824	4,585
Natural Gas (Mcf/d)	43,573	48,514	47,846	45,538
Combined (BOE/d)	11,856	12,874	12,798	12,174

Average Prices Received
Oil ($/bbl)	57.66	60.29	63.56	64.23
Natural Gas ($/Mcf)	7.88	7.37	6.74	6.20

Netback
Revenues – combined ($/boe)(1)	51.04	50.06	48.99	47.36
Royalties – combined ($/boe)	11.24	11.18	8.00	9.70
Operating Expenses – combined ($/boe)	14.59	12.83	14.17	15.66
Operating Netback Received - combined ($/boe)	25.21	26.05	26.82	22.00

(1) Prior to unrealized mark-to-market.

RESERVE DATA CHANGES SINCE DECEMBER 31, 2007

Since December 31, 2007 Enterra has completed the sale of the following assets; Sylvan Lake, Lochend, Ricinus Cardium, and Ferrier east and west. The reserves related to these properties based upon the McDaniel Report are in the table below.

The 2008 production estimated for these properties based upon the McDaniel Report is 332 bbl/d of oil, 4,169 mcf/d for natural gas and 228 bbl/d of natural gas liquids.  The undiscounted abandonment liability associated with these assets is $2.6 million and the undiscounted future development costs are $1.3 million.  There were 192 gross wells and 73.8 net wells in these assets.

Summary of Reserves and Net Present Value
Forecast Prices as of December 31, 2007
Total of Q1 2008 Divestitures

Light and Medium Crude Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	Total
Reserves Category	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mbbls)	Net(6) (mbbls)	Gross (5) (mmcf)	Net(6) (mmcf)	Gross (5) (mboe)	Net(6) (mboe)

CANADA (McDaniel Report)
Producing	49	47	522	479	404	287	7,661	6,258	2,251	1,856
Non-Producing	-	-	-	-	5	4	102	83	22	17
Proved Undeveloped	-	-	-	-	15	11	291	234	64	50
Total Proved	49	47	522	479	424	302	8,054	6,575	2,337	1,923
Probable	19	17	115	105	165	115	3,183	2,590	829	669
Total Proved plus Probable	68	64	637	584	589	417	11,237	9,165	3,166	2,592

Net Present Values of Future Net Revenue Before Tax
0%	5%	10%	15%	20%
CANADA (McDaniel Report)	MM$	MM$	MM$	MM$	MM$

Producing	57	49	42	37	33
Non-Producing	-	-	-	-	-
Undeveloped	1	1	1	-	-
Total Proved	58	50	43	37	34
Probable	26	16	12	9	7
Total Proved plus Probable	84	66	55	46	41

CAPITAL STRUCTURE

The Trust Indenture

Our principal undertaking is to issue Trust Units and to acquire and hold debt instruments, securities, royalties and other interests.  The Operating Subsidiaries carry on the business of acquiring and holding interests in petroleum and natural gas properties and assets related thereto.  Cash flow from the properties is flowed from the Trust Subsidiaries to the Trust primarily through (i) payments of interest and principal in respect of the Series Notes, (ii) payments of interest and principal in respect of the CT Notes, and (iii) dividends declared on the common shares of certain Operating Subsidiaries and/or redemptions of preferred shares of certain Operating Subsidiaries, which amounts are transferred from EECT to the Trust as payments of interest or principal on the CT Notes.  Cash flow received by the Trust is distributed to our Unitholders on a monthly basis.

Trust Units and Other Securities

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to our Trust Indenture.  See “Description of Trust Units”.

Series Notes

The Series Notes are unsecured debt obligations of the Operating Subsidiaries and are subordinated to all of our Senior Indebtedness.  They bear interest at various annual rates, expire at various dates up to 2033 and the principal amounts of the notes vary as additional funds are loaned by us to the Operating Subsidiaries or as principal repayments are made on the notes.  Interest for each month is payable monthly in arrears on the 15th day of the month.

CT Notes

The CT Notes are subordinated, demand participating promissory notes.  The CT Notes were issued by EECT to the Trust. Redemptions and returns of capital on shares of EEC held by EECT may be made from time to time and applied as prepayments of the principal amount of the CT Notes.  The CT Notes bear interest at a rate that is reset from time to time to approximate the return on investments held by EECT.

Income Streams

A portion of the cash flows generated by the assets held, directly or indirectly, by the Trust is distributed to our Unitholders.  Our Trustee may, upon the recommendation of the board of EEC in respect of any period, declare payable to our Unitholders all or any part of the net income of the Trust.  The Trust’s primary sources of cash flow are payments of interest and repayments of principal from the Trust Subsidiaries in respect of indebtedness of each of those entities to and in favour of the Trust.

Unitholder Limited Liability

Our Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever, including taxes payable, in connection with the Trust or its obligations or affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust’s assets. Pursuant to our Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

Our Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of our Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation.

The activities of the Trust and the Trust Subsidiaries are conducted in such a way, upon advice of counsel, and in such jurisdictions as to avoid as far as possible any material risk of liability to our Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Operating Subsidiaries and by having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

Our Trust Indenture provides that Trust Units, including rights, warrants (including so called “special warrants” which may be exercisable for no additional consideration) and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as our Trustee may determine, including, without limitation, instalment or subscription receipts.  Our Trust Indenture also provides that our Trustee may authorize the creation and issuance of Debentures, notes and other evidences of indebtedness of the Trust, which Debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as our Trustee may determine.

Trustee

Olympia Trust Company is the Trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto, maintaining the books and records of the Trust and providing timely reports to our Unitholders. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee’s appointment was until the third annual meeting of Unitholders in May, 2006.  At the June 2007 annual meeting the Unitholders re-appointed Olympia Trust Company as Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may also be removed by special resolution of Unitholders.  Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents are not liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of EEC, or any other person to whom the Trustee has, with the consent of EEC, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by EEC to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Special Voting Rights

The Trust Indenture allows for the creation and issuance of an unlimited number of Special Voting Rights which enable the Trust to provide voting rights to holders of securities issued by certain Trust Subsidiaries (such as exchangeable shares) that may be issued by subsidiaries of the Trust in connection with exchangeable share transactions.

Holders of Special Voting Rights are not entitled to any distributions of any nature whatsoever from the Trust.  Each holder is entitled to attend and vote at meetings of Unitholders according to the terms of the instrument pursuant to which the Special Voting Rights are issued.  Each holder of outstanding Special Voting Rights is entitled to that number of votes equal to the number of votes attached to the Trust Units for which the securities relating to such Special Voting Rights held by such holder are exchangeable, exercisable or convertible.  Holders of Special Voting Rights are also entitled to receive all notices, communications or other documentation required to be given or otherwise sent to Unitholders. Except for the right to attend and vote at meetings of Unitholders and receive notices, communications and other documentation sent to Unitholders, the Special Voting Rights do not confer upon the holders thereof any other rights.

Redemption Right

Our Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the transfer agent of the Trust of the certificate or certificates representing such Trust Units and a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by our transfer agent, the holder thereof will only be entitled to receive a price per Trust Unit (the “Market Redemption Price”) equal to the lesser of: (iii) 90% of the “market price” of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (iv) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption. Where more than one market exists for the Trust Units, the principal market shall mean the market on which the Trust Units experience the greatest volume of trading activity on the date or for the period in question, as applicable.

For the purposes of this calculation, “market price” is an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price is: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

We will pay the aggregate Market Redemption Price in respect of any Trust Units surrendered for redemption during any calendar month by cheque on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that we may, in our sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month will be paid on the last day of the following month as follows: (i) secondly, to the extent that the Trust does not hold Series Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall (herein referred to as “Redemption Notes”).

Notwithstanding the foregoing, the distribution of any Series Notes and the issuance of any Redemption Notes will be conditional upon the receipt of all necessary regulatory approvals and the making of all necessary governmental registrations, declarations and filings, including, without limitation, any required registration of the Series Notes or Redemption Notes, as applicable, to be distributed or issued in respect of the payment of the Market Redemption Price, and any required qualification of our Trust Indenture relating to such Series Notes or Redemption Notes, as the case may be, under the securities laws of the United States.

If at the time Trust Units are tendered for redemption by a Unitholder, (i) trading of our outstanding Trust Units is suspended or halted on any stock exchange on which our Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the “Appraised Redemption Price”) equal to 90% of the fair market value thereof as determined by EEC as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month will be paid on the last day of the third following month by, at the option of the Trust: (i) a distribution of Series Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of our Trust Units to dispose of their Trust Units. Series Notes or Redemption Notes, which may be distributed in specie to Unitholders in connection with a redemption, will not be listed on any stock exchange and no market is expected to develop in such Series Notes or Redemption Notes. Series Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Meetings of Unitholders

Our Trust Indenture provides that meetings of our Unitholders must be called and held for, among other matters, the election or removal of our Trustee, the appointment or removal of our auditors, the approval of amendments to our Trust Indenture (except as described under “Amendments to the Trust Indenture”), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding up the affairs of the Trust.

A meeting of our Unitholders may be convened at any time and for any purpose by our Trustee and must be convened, except in certain circumstances, if requisitioned in writing by: (i) the holders of Trust Units and Special Voting Rights holding in aggregate not less than 5% of the votes entitled to be voted at a meeting of our Unitholders. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders and holders of Special Voting Rights may attend and vote at all meetings of Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

Our Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of our Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights

Our Trustee is prohibited from authorizing or approving:

•

any sale, lease or other disposition of, or any interest in, all or substantially all of the assets owned, directly or indirectly, by the Trust, except in conjunction with an internal reorganization of the direct or indirect assets of the Trust, as a result of which the Trust has substantially the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

•

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction as the case may be, of the Trust with any other person, except: (i) in conjunction with an internal reorganization as referred to in the bulleted paragraph above, or (ii) where immediately following completion of such transaction, the holders (or affiliates thereof) of equity interests in such other person (such holder being determined immediately prior to the entering into of such transaction) do not hold, directly or indirectly (on a fully diluted basis), more than 50% of, as applicable, (x) the issued and outstanding voting rights attributable to securities of the issuer which results from such transaction, or (y) the issued and outstanding Trust Units; or

•

the winding up, liquidation or dissolution of the Trust prior to the end of the term of the Trust except in conjunction with an internal reorganization as referred to in the first bulleted paragraph above;

without the prior approval of our Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

In addition, our Trustee is prohibited from authorizing EECT to vote any shares of EEC in respect of:

•

any sale, lease or other disposition of, or any interest in, all or substantially all of the assets owned, directly or indirectly, by EEC, the Trust or EPP, except in conjunction with an internal reorganization of the direct or indirect assets of EEC, EECT or EPP, as the case may be, as a result of which EECT has substantially the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

•

any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction as the case may be, of the Trust with any other person, except: (i) in conjunction with any internal reorganization as referred to in the bulleted paragraph above, or (ii) where immediately following completion of such transaction, the holders (or affiliates thereof) of equity interests in such other person (such holders being determined immediately prior to the entering into of such transaction) do not hold, directly or indirectly (on a fully diluted basis), more than 50% of, as applicable, (x) the issued and outstanding voting rights attributable to securities of the issuer which results from such transaction, or (y) the issued and outstanding Trust Units;

•

the winding up, liquidation or dissolution of EEC, EECT or EPP prior to the end of the term of EECT, except in conjunction with an internal reorganization as referred to in the first bulleted paragraph above;

•

any amendment to the articles of EEC to increase or decrease the minimum or maximum number of directors;

•

any material amendments to the articles of EEC to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of EEC’s shares in a manner which may be prejudicial to EECT; or

•

any material amendment to the EECT indenture or the EPP partnership agreement which may be prejudicial to EECT;

without the prior approval of our Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Finally, our Trustee is prohibited from authorizing EECT to vote any shares of EEC with respect to any matter which under applicable law (including policies of Canadian securities commissions) or applicable stock exchange rules would require the approval of the holders of shares of EEC by ordinary resolution or special resolution, without the prior approval of our Unitholders by ordinary resolution or special resolution, as the case may be.

Amendments to the Trust Indenture

Our Trust Indenture may be amended or altered from time to time by Special Resolution of our Unitholders.  On May 18, 2006, the Unitholders by Special Resolution, approved an amendment to our Trust Indenture which somewhat broadens the ability of the Trust to undertake certain types of corporate transactions without the necessity of obtaining Unitholder approval, unless otherwise required by applicable law.  Our Trustee may, without the approval of our Unitholders, amend our Trust Indenture for the purpose of:

•

ensuring the Trust’s continuing compliance with applicable laws or requirements of any governmental agency or authority;

•

ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) and paragraph 132(7)(a) of the Tax Act as from time to time amended or replaced;

•

providing for and ensuring (i) the filing of income tax returns necessary or desirable for the purposes of United States federal income tax; or (ii)compliance by the Trust with any other applicable provisions of United States federal income tax law;

•

removing or curing any conflicts or inconsistencies between the provisions of our Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued, or any applicable law or regulation of any jurisdiction, provided that in the opinion of our Trustee the rights of our Trustee and of our Unitholders are not prejudiced thereby;

•

curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of our Trustee the rights of our Trustee and of our Unitholders are not prejudiced thereby;

•

changing the situs of or the laws governing the Trust, which, in the opinion of our Trustee, is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability; and

•

ensuring that additional protection is provided for the interests of Unitholders as our Trustee may consider expedient.

Takeover Bid

Our Trust Indenture contains provisions to the effect that if a takeover bid is made for our Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.  In the event of a take-over bid for our Trust Units, any holder of a security exchangeable directly or indirectly into Trust Units may, unless prohibited by the terms and conditions of such exchangeable security, convert, exercise or exchange such exchangeable security for the purpose of tendering Trust Units to the take-over bid, unless an identical offer is made by the offeror to purchase such exchangeable security.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of Unitholders duly called for that purpose, subject to the following: (i) a meeting may only be held for the purpose of such a vote if requested in writing by the holders of not less than 20% of our outstanding Trust Units and Special Voting Rights; (ii) a quorum of the holders of 50% of the issued and outstanding Trust Units and Special Voting Rights must be present in person or by proxy; and (iii) the termination must be approved by Special Resolution of our Unitholders.

Unless the Trust is earlier terminated or extended by vote of our Unitholders, the Trust will continue in full force and effect for a period which shall end twenty-one years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II. In the event that the Trust is wound up, our Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust in accordance with any applicable laws or requirements of any governmental agency or authority, and shall in all respects act in accordance with the directions, if any, of our Unitholders in respect of the termination authorized pursuant to the Special Resolution of Unitholders authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, our Trustee shall distribute the remaining proceeds of the sale of the assets together with any cash forming part of the property of the Trust among our Unitholders in accordance with their pro rata interests.

Reporting to Unitholders

An independent recognized firm of chartered accountants audits the financial statements of the Trust annually.  The audited consolidated financial statements of the Trust, together with the report of such chartered accountants, will be mailed by our Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year-end of the Trust is December 31.  The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

The Trust is subject to the reporting requirements of the U.S. Exchange Act applicable to foreign private issuers, and in connection therewith will file or submit reports, including annual reports and other information with the SEC.  Such reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. The Trust’s SEC filings and submissions are also available to the public on the SEC’s web site at www.sec.gov.

Description of Debentures

General

Our Debentures were issued under a debenture trust indenture (the “Debenture Indenture”) dated as of November 21, 2006 and April 26, 2007 among the Trust, EEC and Olympia Trust Company (the “Debenture Trustee”). An unlimited number of Debentures are authorized for issue.

Our Debentures are dated as of November 21, 2006 and April 26, 2007 respectively.  They were issuable only in denominations of $1,000 and integral multiples thereof. The maturity date for the Debentures is December 31, 2011 and June 30, 2012 respectively.

Our Debentures bear interest from the date of issue at 8.0% and 8.25% per annum, which is payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2007 and December 31, 2007 respectively.

The principal amount of our Debentures is payable in lawful money of Canada or, at our option and subject to applicable regulatory approval, by payment of our Trust Units as further described under “Payment upon Redemption or Maturity” and “Redemption and Purchase”. The interest on our Debentures is payable in lawful money of Canada including, at our option and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under “Interest Payment Option”.

Our Debentures are direct obligations of the Trust and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to other liabilities of the Trust as described under “Subordination”.  Other than as described herein, the Debenture Indenture do not restrict us from incurring additional indebtedness or liabilities or from mortgaging, pledging or charging our properties to secure any indebtedness.

Conversion Privilege

Our Debentures are convertible at the holder’s option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by us for redemption of our Debentures, at a conversion price of $9.25 and $6.80 per Trust Unit respectively, being a conversion rate of 108.1081 and 147.0588 Trust Units for each $1,000 principal amount of Debentures respectively. Holders converting their Debentures will receive all accrued and unpaid interest thereon in cash to the date of conversion.

Subject to the provisions thereof, the Debenture Indenture provides for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of our outstanding Trust Units; (b) the distribution of our Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of our Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to all or substantially all of the holders of our Trust Units entitling them to acquire our Trust Units or other securities convertible into our Trust Units at less than 95% of the then current market price (as defined below) of our Trust Units; and (d) the distribution to all or substantially of the holders of our Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of our Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date.

We are not required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

The term “current market price” is defined in the Debenture Indenture to mean the weighted average trading price of our Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of our Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up.

No fractional Trust Units will be issued on any conversion but in lieu thereof we shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

Our Debentures are not redeemable on or before December 31, 2009 and June 30, 2010 respectively. On or after January 1, 2010 and July 1, 2010 respectively and prior to maturity, our Debentures may be redeemed in whole or in part from time to time at our option on not more than 60 days and not less than 30 days notice, at a Redemption Price of $1,050 per debenture after December 31, 2009 and June 30, 2010 respectively, on or before December 31, 2010 and June 30, 2011 respectively, at a Redemption Price of $1,050 per debenture and on or after January 1, 2011 and July 1, 2011 respectively and prior to maturity at a Redemption Price of $1,025 per debenture, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of our Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

We have the right to purchase our Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, we will, subject to our option to make such repayment in Trust Units as described below, repay the indebtedness represented by our Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. We may, at our option, on not more than 60 and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy our obligation to pay the applicable Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing freely tradeable Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of our Trust Units for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof we shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal and premium, if any, of, and interest on, our Debentures is subordinated in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all of our Senior Indebtedness and indebtedness to our trade creditors. “Senior Indebtedness” is defined in the Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all of our indebtedness (whether outstanding as at the date of the Debenture Indenture or thereafter incurred), other than indebtedness evidenced by our Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, our Debentures.  Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each Debenture issued under the Debenture Indenture ranks pari passu with each other Debenture, and with all of our other present and future subordinated and unsecured indebtedness except for sinking provisions (if any) applicable to different series of Debentures or similar types of obligations.

The Debenture Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to us, or to our property or assets, or in the event of any proceedings for our voluntary liquidation, dissolution or other winding-up, whether or not involving insolvency or bankruptcy, or any marshalling of our assets and liabilities, then those holders of Senior Indebtedness, including to our trade creditors, will receive payment in full before the holders of our Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of our Debentures or any unpaid interest accrued thereon. The Debenture Indenture also provides that we cannot make any payment, and the holders of our Debentures are not entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by our Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of our Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to us, unless the Senior Indebtedness has been repaid in full.

Our Debentures are also effectively subordinate to claims of creditors of the Trust Subsidiaries except to the extent we are a creditor of such subsidiaries ranking at least pari passu with such other creditors. Specifically, our Debentures will be effectively subordinated in right of payment to the prior payment in full of all indebtedness under our Revolving and Operating Credit Facilities.

Priority over Trust Distributions

Our Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to our Unitholders. Accordingly, the funds required to satisfy the interest payable on our Debentures, as well as the amount payable upon redemption or maturity of our Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to our Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of our Trust Units (a “Change of Control”), we are required to make an offer in writing to purchase all of our Debentures then outstanding (the “Offer”), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the “Offer Price”).

The Debenture Indenture contains notification and repurchase provisions requiring us to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer to repurchase all the outstanding Debentures.

If 90% or more in aggregate principal amount of our Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to us pursuant to the Offer, we will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by us to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of our Debentures not tendered pursuant to the Offer.

Interest Payment Option

We may elect, from time to time, to satisfy our obligation to pay interest on our Debentures (the “Interest Obligation”), on the date it is payable under the Debenture Indenture (an “Interest Payment Date”), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Debenture Indenture (the “Unit Interest Payment Election”).  The Indenture provides that, upon such election, the Debenture Trustee shall (a) accept delivery from us of our Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as we shall direct in our absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as will be defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Debenture Indenture sets forth the procedures to be followed by us and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of our Debentures in respect of interest is to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from us attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures has no further recourse to us in respect of the Interest Obligation.

Neither our making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of our Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any of our Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Debenture Indenture provides that an event of default (“Event of Default”) in respect of our Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to our Debentures: (a) failure for 10 days to pay interest on our Debentures when due; (b) failure to pay principal or premium, if any, when due on our Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of our bankruptcy, insolvency or reorganization under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to us specifying such default and requiring us to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% in principal amount of the outstanding Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Debenture Indenture contains provisions to the effect that if an offer is made for our Debentures which is a take-over bid for our Debentures within the meaning of the Securities Act (Alberta) and not less than 90% of our Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire our Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of our Debentures as well as any other series of Debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture contains certain provisions which make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the outstanding Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the outstanding Debentures.  In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Debenture Indenture provides that we shall not issue additional convertible Debentures of equal ranking if the principal amount of all of our issued and outstanding convertible Debentures exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible Debentures. “Total Market Capitalization” is defined in the Debenture Indenture as the total principal amount of all of our issued and outstanding Debentures which are convertible at the option of the holder into our Trust Units plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the current market price of our Trust Units on the relevant date.

Book-Entry System for Debentures

Our Debentures have been issued in “book-entry only” form and must be purchased or transferred through a participant (a “Participant”) in the depository service of The Canadian Depository of Securities Limited (“CDS”).  The Debentures are evidenced by a single book-entry only certificate. Registration of interests in and transfers of our Debentures are made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in our Debentures (a “Beneficial Owner”) will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser’s interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant.

We assume no liability for: (a) any aspect of the records relating to the beneficial ownership of our Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to our Debentures; or (c) any advice or representation made by or with respect to CDS and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on our Debentures paid by us or on our behalf to CDS.

Our Debentures are issued to Beneficial Owners in fully registered and certificate form (the “Debenture Certificates”) only if: (a) we are required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) we or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to our Debentures and we are unable to locate a qualified successor; (d) we, at our option, decide to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Debenture Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee will be required to notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing our Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver our Debentures in the form of Debenture Certificates and thereafter we will recognize the holders of such Debenture Certificates as Debenture holders under the Debenture Indenture.

Interest on our Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of our Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of our Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Debenture Indenture.

Exchangeable Shares

EEC Exchangeable Shares

As of December 31, 2006, there were 16,337 EEC Exchangeable Shares outstanding.  On January 31, 2007, all EEC Exchangeable Shares then outstanding were automatically redeemed.  On and after January 31, 2007, the rights of former holders of EEC Exchangeable Shares are limited to receiving those Trust Units to which they are entitled as a result of the redemption.

RMAC Exchangeable Shares

As of December 31, 2006, there were 66,720 RMAC Exchangeable Shares outstanding.  On January 19, 2007, all RMAC Exchangeable Shares then outstanding were automatically redeemed. On and after January 19, 2007, the rights of former holders of RMAC Exchangeable Shares are limited to receiving those Trust Units to which they are entitled as a result of the redemption.

RMG Exchangeable Shares

On June 1, 2006, all RMG Exchangeable Shares then outstanding were automatically redeemed. On and after June 1, 2006, the rights of former holders of RMG Exchangeable Shares are limited to receiving those Trust Units to which they are entitled as a result of the redemption. As of December 31, 2006, there were zero RMG Exchangeable Shares outstanding.

MARKET FOR SECURITIES

Our Trust Units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The following table sets forth the price range and trading volume of our Trust Units as reported by the TSX and the NYSE for the periods indicated:

	TSX			NYSE
	High ($)	Low ($)	Volume (000’s)	High (US$)	Low (US$)	Volume
2007
January	9.68	7.82	1,861,213	8.25	6.66	12,928,200
February	8.51	7.25	1,146,700	7.23	6.22	8,910,346
March	7.44	5.76	639,783	6.34	4.88	11,247,280
April	6.40	5.69	2,406,453	5.44	4.96	7,868,700
May	6.95	5.69	2,211,064	6.41	5.16	11,463,270
June	6.73	6.00	972,578	6.34	5.67	8,132,050
July	6.50	5.71	757,295	6.18	5.43	6,428,500
August	5.85	4.57	1,148,250	5.55	4.32	9,184,000
September	4.82	1.35	3,827,054	4.60	1.33	45,240,425
October	2.96	2.22	784,404	2.99	2.30	16,322,936
November	2.49	1.10	1,379,011	2.58	1.09	14,318,863
December	1.45	1.00	1,948,918	1.38	1.10	13,537,995
2008
January	1.74	1.14	980,534	1.77	1.16	8,244,009
February	2.62	1.33	902,381	2.66	1.34	8,923,000
March(1)	2.25	1.76	223,081	2.28	1.78	3,598,874

(1)

Information to March 19, 2008.

Our Debentures are listed on the Toronto Stock Exchange (ENT.DB, ENT.DB.A).  The following table sets forth the price range and trading volume of our Debentures as reported by the TSX for the periods indicated:

	TSX (ENT.DB)			TSX (ENT.DB.A)
	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
2007
January	104.25	98.00	59,790
February	101.00	93.00	78,890
March	99.00	94.50	61,260
April(1)	98.50	94.67	52,570	101.01	99.75	37,700
May	100.00	97.00	29,250	104.50	100.00	32,150
June	100.00	97.01	7,958	103.00	100.00	10,670
July	100.00	97.50	11,480	102.00	100.01	20,910
August	99.30	94.00	30,350	101.99	96.51	5,460
September	97.00	75.00	75,430	100.00	77.00	51,120
October	97.00	88.00	10,670	93.00	91.00	88,340
November	92.05	75.00	12,573	91.00	75.00	7,240
December	87.50	60.00	35,600	80.00	60.00	19,280
2008
January	94.70	68.01	6,000	90.00	78.00	11,250
February	88.00	78.01	9,240	85.00	75.05	31,750
March(2)	87.05	85.00	1,530	87.50	85.25	1,160

(1)

ENT.DB.A information from April 26, 2007.

(2)

Information to March 19, 2008.

DISTRIBUTIONS

Cash distributions are made on the 15th day of each month or the first business day thereafter to Unitholders of record on the immediately preceding distribution record date (or such other payment and/or record date as may be determined by the Trustee on the recommendation of the board of EEC).  On September 17, 2007 the Trust suspended its monthly distributions in order to redirect its cash flow to the repayment of its outstanding debt.

The following table sets forth the amount of monthly cash distributions per Trust Unit that we have paid since our inception.

Month of record (US$)	2007	2006	2005	2004	2003
January	$0.12	$0.18	$0.14	$0.10
February	$0.06	$0.18	$0.14	$0.10
March	$0.06	$0.18	$0.15	$0.11
April	$0.06	$0.18	$0.15	$0.11
May	$0.06	$0.18	$0.15	$0.11
June	$0.06	$0.18	$0.16	$0.12
July	$0.06	$0.18	$0.16	$0.12
August	$0.06	$0.12	$0.16	$0.12
September	$0.06	$0.12	$0.17	$0.13
October	-	$0.12	$0.17	$0.13
November	-	$0.12	$0.17	$0.13
December	-	$0.12	$0.18	$0.14	$0.10(1)

Note:

(1)

This distribution was the first cash distribution of the Trust following its creation.

The distributions were denominated in U.S. dollars.

CORPORATE GOVERNANCE

Delegation of Authority, Administration and Trust Governance

The board of EEC has generally been delegated our significant management decisions. In particular, pursuant to our Trust Indenture, our Trustee has delegated to EEC responsibility for any and all matters relating to the following: (i) offering of our securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering of our securities; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of our material contracts; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; and (vii) all matters relating to the voting rights on any investments held by us, other than the units of EECT.

In addition, pursuant to an administration agreement dated November 25, 2003 (the “Administration Agreement”), EEC has been appointed our administrator and is responsible for the administration and management of all of our general and administrative affairs.  EEC is not entitled to the payment of a fee for the services provided pursuant to the Administration Agreement.

Directors and Officers

The board of directors of EEC currently consists of four individuals.  The directors are elected by EEC at the direction of Unitholders by ordinary resolution, and hold office until the next annual meeting of Unitholders, which is currently scheduled for June 10, 2008.

The following table sets forth certain information respecting the directors and officers of EEC.

Name and Municipality of Residence	Position with Enterra	Principal Occupation	Trust Units Controlled or Beneficially Owned (6)
Peter Carpenter (3) (5) Toronto, Ontario	Director (since 2006) and Chairman	Senior Partner & Director Claridge House Partners, Inc.	1,041
Roger Giovanetto (1) (2) (3) (4) Calgary, Alberta	Director (since 2006)	Business Consultant	24,041
Michael Doyle (1) (2) (4) (5) Calgary, Alberta	Director (since 2007)	Principal CanPetro International Ltd.	0
Vick Dusik (1) (2) (3) (4) (5) Vancouver, British Columbia	Director (since 2008)	Chief Financial Officer Run of River Power Inc.	0
Blaine Boerchers Calgary, Alberta	Chief Financial Officer (since 2007)	Chief Financial Officer Enterra Energy Corp.	4,372
James (Jim) Tyndall Calgary, Alberta	Senior Vice President and Chief Operating Officer (since 2006)	Sr. VP and COO Enterra Energy Corp.	35,479
John F. Reader Calgary, Alberta	Senior Vice President Corporate Development (since 2005)	Sr. VP Corporate Development Enterra Energy Corp.	22,104

Notes:

(1)

Member of Audit Committee

(2)

Member of Compensation Committee

(3)

Member of Reserves Committee

(4)

Member of Corporate Governance Committee

(5)

Member of Special Committee

(6)

As at March 19, 2008 and excluding Trust Units issuable upon the exercise of outstanding options, rights or deferred entitlement units

The directors and officers of EEC, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 87,037 of our Trust Units, representing approximately 0.14% of our issued and outstanding Trust Units (as of March 19, 2008).  Profiles of EEC’s directors and officers and the particulars of their respective principal occupations during the last five years are set forth below.

Peter Carpenter, Director and Chairman

Peter Carpenter has been a Senior Partner (Oil and Gas) and Director of financial advisory firm Claridge House Partners, Inc. since 1996.  His duties include sourcing equity financing and providing advisory services for the energy clients of the firm, including American Electric Power, the Hunt family, the Lundin Group and numerous junior oil companies.  Mr. Carpenter is a Professional Engineer (Alberta) with a CFA designation and holds a B.Sc. in Chemical Engineering from the University of Alberta and an MBA from The University of Western Ontario. Mr. Carpenter joined EEC’s Board of Directors in May 2006.

Roger Giovanetto, Director

Roger Giovanetto has been President of R&H Engineering, Ltd., a metallurgical, materials and corrosion engineering services company for more than five years. During his career, he has developed and managed oilfield chemical operations, corrosion consulting companies and started a publicly traded junior oil and gas company in Alberta.  Mr. Giovanetto has also been instrumental in developing business operations in Siberia, where he specialized in renovating existing oilfields, and has established several chemical manufacturing facilities in Siberia and Iran.  Mr. Giovanetto holds a B.Sc. in Metallurgical Engineering from the University of Alberta and is a member of APEGGA and other professional oil and gas organizations. Mr. Giovanetto joined EEC’s Board of Directors in May 2006.

Michael Doyle, Director

Michael Doyle is a Professional Geophysicist with more than 35 years of wide–ranging experience in finding, developing and producing hydrocarbons.  Mr. Doyle is a principal of privately held CanPetro International Ltd., and the Chairman of Madison Petrogas Ltd.  He was previously a principal and President of Petrel Robertson Ltd. where he was responsible for providing advice and project management to clients in Canada and numerous other parts of the world.  Prior to that, he held a variety of exploration positions at Dome Petroleum and Amoco Canada.  He has served as a director of a number of companies principally in the petroleum sector, and has served on professional and technical committees, including an Alberta Hazardous Waste Committee.  He also served as President of the Longview Rural Electrification Association through a period of growth that concluded with a sale to TransAlta Utilities.  Mr. Doyle holds a Bachelor of Science (Math and Physics) from the University of Victoria where he has also served as a member of the Cooperative Education Advisory Council.  Mr. Doyle joined EEC’s Board of Directors in December 2007.

Vick Dusik, Director

Vick Dusik is a Chartered Accountant and Chartered Business Valuator with extensive experience including the areas of corporate finance, acquisitions and divestitures, risk management and public reporting and compliance.  He is Chief Financial Officer of Run of River Power Inc., a publicly traded developer of environmentally friendly energy based in Vancouver, British Columbia.  Previously, Mr. Dusik held the positions of Vice President Finance and Chief Financial Officer with Maxim Power Corp., and Chief Executive Officer of Monarch Capital Limited.  He spent more than 30 years in various progressive positions with Ernst & Young LLP providing public accounting and consulting services to a wide variety of companies and industry sectors.  He served as a director of Taylor NGL Limited Partnership as well as numerous other public companies.  Mr. Dusik holds a Master of Business Administration from the Richard Ivey School of Business, the University of Western Ontario.  Mr. Dusik joined EEC's Board of Directors in February 2008.

James H. (Jim) Tyndall, Senior VP Operations & COO

Jim Tyndall is a Professional Engineer with more than 26 years of diverse technical and managerial experience in the oil and gas industry, both domestically and internationally.  Since 2002, Mr. Tyndall has held senior positions with three successful junior exploration companies involved in finding and developing properties in Western Canada.  Earlier, he was with EnCana Corporation and its predecessor, PanCanadian Petroleum Ltd. for a total of 11 years, working in technical and management positions, including a four-year stint in Siberia.  He was also with Hurricane Hydrocarbons in the Republic of Kazakhstan.  Mr. Tyndall holds a Bachelor of Science degree in Engineering from the University of Saskatchewan.  Mr. Tyndall joined EEC in June 2006.

John F. Reader, Senior VP Corporate Development

John Reader is a Professional Geological Engineer with over 25 years of resource industry experience.  Recently he culminated an 18-year career with ChevronTexaco Corporation as Canadian Business Development Manager, with prior experience as Mergers and Acquisitions Manager, and various other supervisory roles.  Mr. Reader was appointed Vice President, Operations and Engineering of EEC in October 2005 and was promoted to Senior Vice President Corporate Development in June 2006.  Mr. Reader holds a Bachelor of Applied Science degree from the University of British Columbia and a Master of Business Administration from the University of Calgary.

Blaine Boerchers, Chief Financial Officer

Blaine Boerchers is a Chartered Accountant and a Certified Public Accountant (Texas) with over 20 years of experience in the energy industry, most recently as Vice President of Finance and Chief Financial Officer of Nabors Blue Sky Ltd.  Mr. Boerchers has previously been Vice President of Finance and Chief Financial Officer of Airborne Energy Solutions Ltd. and has held various senior finance positions with Halliburton.  During his 12 years of service with Halliburton, he also spent 4 years at Halliburton’s corporate offices in Dallas, Texas with Halliburton’s International Tax department in various roles.  He spent 7 years in public practice in various roles, providing public accounting and consulting services to a variety of companies in various industries, primarily with Ernst & Young LLP.  Mr. Boerchers holds a Bachelor of Commerce degree from the University of Calgary.  He joined EEC in October 2007.

Committees

The board of EEC has constituted four committees for the purpose of discharging specific mandates in relation to the stewardship of EEC, including the administration and management of the Trust, being the Corporate Governance and Nominating Committee, the Audit Committee, the Compensation Committee and the Reserves Committee.  In addition, an independent committee (the “Special Committee”) has been constituted for the purpose of addressing issues related to Macon Resources Ltd. and Petroflow as detailed under “Special Committee” below.

Corporate Governance and Nominating Committee

EEC has established a Corporate Governance and Nominating Committee comprised of 3 non-management members of the board of EEC.  The mandate of the Corporate Governance and Nominating Committee is to recommend to the full board of EEC policies and specific matters respecting (i) policies and procedures of corporate governance; (ii) identifying nominees for the board of EEC, and (iii) conducting an annual performance review of the directors.

Audit

EEC has established an Audit Committee comprised of three non-management members. See “Audit Committee”.

Compensation

EEC has established a Compensation Committee comprised of 3 non-management members of the board of ECC.  The mandate of the Compensation Committee is to review and recommend to the board of directors of EEC:

executive compensation policies, practices and overall compensation philosophy;

•

total compensation packages for all employees who receive aggregate annual compensation in excess of $100,000;

•

bonus and trust unit options;

•

major changes in benefit plans; and

•

the adequacy and form of directors’ compensation to ensure it realistically reflects the responsibilities and risks of membership on the board of EEC.

Reserves

EEC has established a Reserves Committee comprised of 3 non-management members of the board.  The mandate of the Reserves Committee is to:

•

review the selection of an independent engineer for undertaking each reserves evaluation as the same may be required from time to time;

•

consider and review the impact of changing independent engineering firms;

•

receive the engineering report and consider the principal assumptions upon which it is based; and

•

consider and review management’s input into independent engineering reports and the key assumptions used.

Special Committee

EEC has established an Independent Committee comprised of 3 non-management members of the board of directors.  The mandate of the Special Committee is to:

•

The Chairman of the Special Committee, acting as the Chief Executive Officer

•

Search for and negotiate terms of employment for a President and CEO candidate;

•

Formulate a CEO succession plan;

•

Review alternatives to strengthen the Balance Sheet;

•

Formulate a go forward strategy with the assistance of our financial advisors;

•

Review and resolve any conflicts of interest that exist; and

•

report its findings to the board of directors of EEC and make such recommendations as the Special Committee considers appropriate.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

With the exception of the items listed in Appendix “D”, no director or executive officer of EEC is, as at the date hereof, or has been, within the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in that capacity,

(a)

was the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(c)

within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, no director or executive officer of EEC has, within the 10 years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or officer.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

There are no outstanding legal proceedings material to us to which we are is a party or in respect of which any of our properties are subject, nor are there any such proceedings known to us to be contemplated other than a claim in the amount of approximately US$3.9 million has been filed against Enterra related to its U.S. operations.  The outcome of the claim is not determinable.  Enterra has also filed claims against the claimant.

Regulatory Actions

There are no outstanding regulatory actions material to us to which we are is a party nor are there any such proceedings known to us to be contemplated.

CONFLICTS OF INTEREST AND
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In accordance with Business Corporations Act (Alberta), a director or officer who is a party to a material contract or proposed material contract with the Trust or the Trust Subsidiaries or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Trust or the Trust Subsidiaries shall disclose to EEC the nature and extent of the director’s or officer’s interest. In addition, a director shall not vote on any resolution to approve a contract of the nature described except in limited circumstances.

Circumstances may arise where members of the board of directors or officers of EEC are directors or officers of corporations, which are in competition to the interests of the Trust or the Trust Subsidiaries.  No assurances can be given that opportunities identified by such board members or officers will be provided to the Trust or the Trust Subsidiaries.

Relationship with JED Oil Inc. and JMG Exploration, Inc.

Under an Agreement of Business Principles first dated September 1, 2003, and amendments thereto, properties acquired by the Trust were contract operated and drilled by JMG, a publicly traded oil and gas exploration company, if they were exploration properties, and contracted, operated and drilled by JED, a publicly traded oil and gas development company, if they were development projects.  Exploration of the properties was done by JMG, which paid 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovered commercially viable reserves on the exploration properties, the Trust had the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Had the Trust elected to develop the properties, development would have been done by JED, which would pay 100% of the development costs to earn 70% of the interests of both JMG and the Trust.  The Trust had a first right to purchase any assets developed by JED.  The Trust does not own any shares in either JMG or JED.  On September 28, 2006, the Trust terminated the Agreement of Business Principles and amendments thereto, and other related agreements with JED.  Concurrent with the termination of the agreements, the Trust settled all amounts owing to JED.

Effective January 1, 2004, the Trust and JED entered into the Technical Services Agreement, which provided for services required to manage the Trust’s field operations and governed the allocation of general and administrative expenses between the two entities. Under the Technical Services Agreement, the Trust and JED allocated costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between the Trust and JED.  On January 1, 2006, the Trust terminated the Technical Services Agreement with JED.  The Trust now manages its own management, development, exploitation, operations and general and administrative activities.

During the term of the Trust’s agreements with JED and JMG, the Chairman of the Trust until March 31, 2006, Reginald (Reg) J. Greenslade, was also the Chairman and Chief Executive Officer of JED and the Chairman of JMG, as well as an owner of securities in all three entities.  Mr. Greenslade also served as President and CEO of the Trust from January 15, 2005 to June 1, 2005.  In addition, H.S. (Scobey) Hartley, a director of Enterra until May 18, 2006, was the President and CEO and a director of JMG and an owner of securities in both entities.

Relationship with Petroflow Energy Ltd.

Petroflow is one of the Trust’s strategic partners and has farmed into the Trust’s properties in Oklahoma.  Mr. Conrad, the former President and Chief Executive Officer of EEC, as a founder of Petroflow, through his wholly-owned oil and gas company, Macon Resources Ltd., is considered a promoter of Petroflow.  During October 2005 the President of Petroflow contacted Mr. Conrad, who at the time was also the Chairman of Petroflow, concerning a possible acquisition of Oklahoma properties.  Mr. Conrad reviewed the acquisition in his capacities as Chairman of Petroflow and the President and Chief Executive Officer of EEC and determined that the acquisition had merit and that a partnership between the Trust and Petroflow would be advantageous for both parties.  On November 9, 2005, the acquisition and the farmout to Petroflow were brought to the board of EEC for consideration and again on December 6, 2005 for approval.  On each occasion, Mr. Conrad abstained from voting on the matter.  On March 20, 2006, Mr. Conrad resigned as Chairman and as a director of Petroflow.  Mr. Conrad, through Macon Resources Ltd., remains a significant shareholder of Petroflow owning directly or indirectly 16% of the outstanding common shares.  The board of directors of EEC believes that any of the activities undertaken by Mr. Conrad did not interfere, in any material way, with his ability to act with a view to the best interest of either EEC or the Trust.  Mr. Conrad resigned as Chief Executive Officer and director of EEC on November 27, 2007 and February 20, 2008 respectively.

A current director, Mr. Roger Giovanetto, on EEC’s board has reported that he owns directly or indirectly approximately 2% of the outstanding common shares of Petroflow.

However, the board of EEC is aware of the conflict of interest and has established a committee of directors independent of the Trust’s management and excluding Mr. Conrad, to review all material matters related to its business dealings with Petroflow and to approve any material decisions relating thereto.  In addition, at each meeting of the board of EEC, management is required to report on all material matters relating to the business relationship with Petroflow.  Day-to-day oversight of the Petroflow farm-in, including decisions related to the specific location and timing of wells, has been delegated to a five person committee consisting of two representatives of Petroflow and three senior managers of the Trust.

Relationship with Macon Resources Ltd.

Mr. Conrad was not an employee of Enterra.  He provided his services as President and Chief Executive Officer of EEC pursuant to a management agreement that we entered into with Macon Resources Ltd. which was terminated November 2007.  Pursuant to the management agreement, we paid fees to Macon Resources Ltd. in the amount of $33,000 per month and provided office space for approximately 12 employees of Macon Resources Ltd. during the term of that agreement.  Of the $0.7 million paid to Macon during 2007, an agreed amount of $0.3 million related to the termination of the contract that otherwise would have run to June 1, 2008.

Macon Resources Ltd. also provided the services of the Vice President and Chief Financial Officer of the Trust from June 1, 2005 until June 15, 2006 in exchange for a fee of $17,000 per month.

Relationship with Trigger Projects Ltd.

On November 23, 2007, the Trust entered into a consulting agreement with Trigger Projects Ltd. for management services that would effectively be expected of the most senior manager of the Trust.  These services are performed by Don Klapko.  This contract has terms that require payment for services of $40,000 per month and a bonus of up to $0.5 million on termination.  The contract expires on May 31, 2008.  Payments of $50,000 were made to Trigger Projects Ltd. under this contract during 2007.

Other Management and Director Interests

Ms. Kim Booth, former Vice President and Chief Operating Officer, U.S. Operations, owns working interests ranging from 0.5% to 2.0% in approximately 45 wells on our Oklahoma properties.  Ms. Booth owned those interests prior to our acquisition of crude oil and natural gas properties located in Oklahoma.  Ms. Booth is not entitled to additional interests or new interests in any wells drilled on our Oklahoma properties.

Mr. W. Cobb (Chip) Hazelrig, a former director of EEC, has entered into a participation agreement dated March 1, 2006 (the “Participation Agreement”) with Enterra US Acqco whereby Mr. Hazelrig may, subsequent to March 1, 2006, elect to participate with Enterra US Acqco in the drilling of oil and gas wells on lands situated in Alfalfa, Garfield, Grant, Lincoln, Logan, Noble and Payne Counties, Oklahoma.  Upon the drilling of wells that Mr. Hazelrig has elected to participate in, assuming fulfillment by Mr. Hazelrig of his obligations pursuant to the Participation Agreement, including paying his proportionate share of all costs, expenses, responsibilities and liabilities in respect of the acquiring, maintaining and drilling such wells, Mr. Hazelrig will be entitled to an undivided 2.0% of the working interest owned by Enterra US Acqco in and to each of the oil, gas and mineral leases affected by or attributable to such wells.

TRANSFER AGENT AND REGISTRAR

Olympia Trust Company, at its principal offices in Calgary, Alberta and at the principal offices of BNY Trust Company of Canada in Toronto, Ontario, is the transfer agent and registrar for the Trust Units.

MATERIAL CONTRACTS

Agreements that may be considered material are set out below:

•

Trust Indenture.  See “Capital Structure – The Trust Indenture”.

•

Note Indenture.  See “Capital Structure – Trust Units and Other Securities”.

•

Administration Agreement between the Trust and EEC.  See “Corporate Governance - Delegation of Authority, Administration and Trust Governance”.

•

Trust Indenture among EET and EAC and Olympia Trust Company providing for the issue of debentures dated November 9, 2006.  See “Trust Units and Other Securities – Debentures”.

•

Farmout Agreement between EAC and North American Petroleum Corporation USA dated January 13, 2006.  See “Oil and Gas Properties – Oklahoma”.

•

Amended and Restated Syndicated Credit Agreement dated February 1, 2007 among Enterra Energy Corp. and the Bank of Nova Scotia and a syndicate of lenders including Bank of Nova Scotia.

•

Amendment to Amended and Restated Syndicated Credit Agreement dated March 15, 2007 among Enterra Energy Corp. and the Bank of Nova Scotia and a syndicate of lenders including Bank of Nova Scotia.

•

Second Amendment to Amended and Restated Syndicated Credit Agreement dated May 11, 2007 among Enterra Energy Corp. and the Bank of Nova Scotia and a syndicate of lenders including Bank of Nova Scotia.

•

Third Amendment to Amended and Restated Syndicated Credit Agreement dated July 17, 2007 among Enterra Energy Corp. and the Bank of Nova Scotia and a syndicate of lenders including Bank of Nova Scotia.

•

Fourth Amendment to Amended and Restated Syndicated Credit Agreement dated November 20, 2007 among Enterra Energy Corp. and the Bank of Nova Scotia and a syndicate of lenders including Bank of Nova Scotia.

•

Fifth Amendment to Amended and Restated Syndicated Credit Agreement dated December 11, 2007 among Enterra Energy Corp. and the Bank of Nova Scotia and a syndicate of lenders including Bank of Nova Scotia.

•

Sixth Amendment to Amended and Restated Syndicated Credit Agreement dated December 18, 2007 among Enterra Energy Corp. and the Bank of Nova Scotia and a syndicate of lenders including Bank of Nova Scotia.

INTERESTS OF EXPERTS

Reserve estimates contained herein are derived from reserve reports prepared by McDaniel, Haas and MHA.  As of the date hereof, none of McDaniel, Haas or MHA or any of their designated professionals owns directly or indirectly, any Trust Units.  Our auditors, KPMG LLP, have confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE

General

EEC has established an Audit Committee (the “Audit Committee”) comprised of three members:  Vick Dusik, Roger Giovanetto and Michael Doyle, each of whom is considered “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees.

Mandate of the Audit Committee

The mandate of the Audit Committee is to assist the board of EEC in its oversight of the integrity of our financial and related information, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements.  In doing so, the Audit Committee oversees the audit efforts of our external auditors and, in that regard, is empowered to take such actions as it may deem necessary to satisfy itself that our external auditors are independent of us.

The Audit Committee’s function is oversight.  Management of EEC is responsible for the preparation, presentation and integrity of the financial statements of the Trust.  Management is responsible for maintaining appropriate accounting and financial reporting principles and policy and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations.

While the Audit Committee has the responsibilities and powers set forth above, it is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of the Trust are complete and accurate and are in accordance with generally accepted accounting principles.  This is the responsibility of management and the external auditors, on whom the members of the Committee are entitled to rely in good faith.

The mandate of the Audit Committee is attached hereto as Appendix “A”.

Relevant Education and Experience of Audit Committee Members

The following is a brief summary of the education or experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by us to prepare our annual and interim financial statements.

Name of Audit Committee Member	Relevant Education and Experience
Vick Dusik

Mr. Dusik is a Chartered Accountant and Chartered Business Valuator with extensive experience including the areas of corporate finance, acquisitions and divestitures, public reporting and compliance. He spent more than 30 years in various progressive positions with Ernst & Young LLP providing public accounting and consulting services to a wide variety of companies and industry sectors.

Michael Doyle

Mr. Doyle is a Professional Geophysicist with more than 35 years of experience.  He has served as a director of a number of companies principally in the petroleum sector, and has served on professional and technical committees, including Audit Committees.  Mr. Doyle holds a Bachelor of Science (Math and Physics) from the University of Victoria.

Roger Giovanetto

Mr. Giovanetto holds a B.Sc. in Metallurgical Engineering from the University of Alberta and is a member of APEGGA and other professional oil and gas organizations.  He has many years of business experience and has most recently been President of R&H Engineering Ltd. and has previously served on audit committees.

External Auditor Service Fees

KPMG LLP audited our annual financial statements for the 2007 and 2006 fiscal year.

(in $ thousands)	2007	2006
Audit fees (1)	701.0	884.6
Audit-related fees (2)	82.0	97.0
Tax fees (3)	-	-
All other fees (4)	84.0	10.0
Total	867.0	991.6

Notes:

(1)

Audit fees include professional services rendered by KPMG LLP for the audit of the annual consolidated financial statements as well as services provided in connection with statutory and regulatory filings and engagements.

(2)

Audit-related fees are fees charged by KPMG LLP for reviews of the Trust’s interim financial statements.

(3)

Tax fees include fee for tax compliance, tax advice and tax planning.

(4)

All other fees related to advisory for SOX-404 compliance, document translation and other consulting services.

Audit Committee Oversight

Since the commencement of our most recently completed financial year, all recommendations of the Audit Committee to nominate or compensate an external auditor have been adopted by the board of directors of EEC.

ADDITIONAL INFORMATION

Additional information relating to the Trust may be found on SEDAR at www.sedar.com.  Additional information related to the remuneration and indebtedness of the directors and officers of EEC, the principal holders of Trust Units, the Trust Units authorized for issuance equity compensation plans and corporate governance disclosure, is contained in the management information circular in respect of the next annual meeting of Unitholders of the Trust.  Additional financial information is provided in the audited financial statements and management’s discussion and analysis of the Trust for the year ended December 31, 2007.

APPENDIX “A”

AUDIT COMMITTEE MANDATE

1.

Role and Objective

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Enterra Energy Corp. (the “Company”), the administrator to Enterra Energy Trust (the “Trust”), to which the Board has delegated its responsibility for oversight of the financial reporting process and recommending, for Board approval, the financial statements and other mandatory disclosure releases containing financial information.

The objectives of the Committee, with respect to the Company and the Trust (collectively referred to as “Enterra”), are as follows:

(a)

To oversee the credibility, integrity and objectivity of the financial reporting process;

(b)

To assist the Board in meeting its responsibilities in respect of the preparation and disclosure of the financial statements of Enterra and related matters;

(c)

To monitor the independence and performance of the external auditors;

(d)

To provide better communication between directors and external auditors;

(e)

To strengthen the role of non-management directors by facilitating in-depth discussions among directors on the Committee, management and the external auditors.

2.

Mandate and Responsibilities of the Committee

Review Procedures

(a)

It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Company’s internal control systems:

(i)

identification, monitoring and mitigating controlling, material business risks;

(ii)

ensuring compliance with legal, ethical and regulatory requirements;

(b)

It is a primary responsibility of the Committee to review the quarterly and annual financial statements of Enterra prior to their submission to the Board for approval.  The process should include but not be limited to:

(i)

reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

(ii)

reviewing significant accruals, reserves or other estimates such as the impairment calculation;

(iii)

reviewing the accounting treatment of unusual or non-recurring transactions;

(iv)

ascertaining compliance with covenants under loan agreements and the Trust Indenture;

(v)

reviewing the adequacy of the asset retirement obligations;

(vi)

reviewing disclosure requirements for commitments and contingencies;

(vii)

obtaining reasonable explanations of significant variances with comparable reporting periods;

(viii)

determining through inquiry if there are any related party transactions and ensure the nature and extent of such transactions are properly disclosed;

(ix)

reviewing adjustments raised by external auditors, whether or not included in the financial statements; and

(x)

reviewing unresolved differences between management and the external auditors, if any.

(c)

The Committee is to review and recommend for Board approval of financial statements and related information included in prospectuses, management discussion and analysis, information circular-proxy statements and annual information forms, prior to filing or public disclosure.

(d)

The Committee is to discuss all public disclosure containing audited or unaudited financial information such as press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, before release.

(e)

The Committee is to review with the external auditors (and internal auditors, if any) their assessment of the integrity of the Company’s financial reporting process and controls, their written reports containing recommendation for improvement, and management’s response and follow-up to any identified weaknesses.

(f)

The Committee is responsible for satisfying itself that adequate procedures are in place for the review of the public disclosure of financial information of Enterra from its financial statements and periodically assess the adequacy of those procedures.

Internal Auditors (if any)

(g)

Review the annual audit plans of the internal auditors.

(h)

Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto.

(i)

Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

(j)

Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

(k)

Ensure that the internal auditors have access to the Chair, the Chair of the Board and the CEO.

External Auditors

(l)

With respect to the appointment of external auditors by the Board, the Committee shall:

(i)

review management’s recommendation for the appointment of external auditors and recommend to the Board appointment of external auditors and their fee;

(ii)

review the terms of engagement of the external auditors, including the appropriateness and reasonableness of the auditors’ fee;

(iii)

be directly responsible for overseeing the work of the external auditors engaged for the purpose of issuing an auditors’ reports or performing other audit, review or attest services for the Company including the resolution of disagreements between management and the external auditor regarding financial reporting;

(iv)

review and pre-approve any non-audit services to be provided by external auditors’ firm and consider the impact to the independence of the auditors; and

(v)

when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

(m)

The Committee shall also review annually with the external auditor and their plan for the audit and, upon completion of the audit, their reports upon the financial statements of Enterra.

Other

(n)

Establish procedures independent of management for:

(i)

The receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls, or auditing matters; and

(ii)

The confidential, anonymous submission by employees of the Trust of concerns regarding questionable accounting or auditing matters.

(o)

Review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditors.

(p)

Review and discuss with the CEO, CFO, and the external auditors, the matters required to be reviewed with those persons in connection with any certificates required by applicable laws, regulations or stock exchange requirements to be provided by the CEO and CFO.

(q)

Review and discuss major issues regarding accounting principles and financial statement presentations, including any significant changes in the Trust’s selection or application of accounting principles.

(r)

Review and discuss the type and presentation of information to be included in earnings press releases, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information.

(s)

Review and discuss with management the minutes of all meetings with the Company’s Disclosure Committee upon request.

(t)

Review any other matters required by law, regulation or stock exchange requirement, or that the Committee feels are important to its mandate or that the Board chooses to delegate to it.

3.

Composition

(a)

This Committee shall be composed of at least three individuals as determined by the Board from amongst its members, each of whom will be independent (within the meaning of Multilateral Instrument 52-110 Audit Committee of the Canadian Securities Administrators) unless the Board determines to rely on an exemption in NI 52-110. )

(b)

The Secretary to the Board or another individual as selected by the Committee shall act as Secretary to the Committee;

(c)

A quorum shall be a majority of the members of the Committee;

(d)

All of the members must be financially literate within the meaning of NI 52-110 unless the Board has determined to rely on an exemption in NI 52-110.  Being “financially literate” means members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of Enterra.  In addition, at least one member of the Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

4.

Meetings

(a)

The Committee shall meet at least four times per year and/or as deemed appropriate by the Committee Chair.  As part of its job to foster open communication, the Committee should meet at least annually with management, internal auditors (if any) and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.  In addition, the Committee or at least its Chair should meet with the external auditors and management quarterly to review the financials.  The Committee should also meet with management and the external auditors on an annual basis to review and discuss the annual financial statements and the management’s discussion and analysis of the financial conditions and results of operations.

(b)

Agendas, with input from management, shall be circulated to Committee members and relevant management personnel along with background information on a timely basis prior to the Committee meetings.

(c)

The Committee shall ensure that minutes are prepared for each meeting of the Committee.

(d)

The CEO and CFO or their designate shall be available to attend at all meetings of the Committee upon invitation by the Committee.

(e)

The Controller & Treasurer and such other employees as appropriate shall be available to attend and/or to provide information to the Committee upon invitation by the Committee.

5.

Reporting Obligations and Authority

(a)

Periodically, the Committee will provide a report to the Board of the material matters discussed and material resolutions passed at the Committee meeting.  Minutes of the Committee meeting will be provided to all Board members upon request.

(b)

Supporting schedules and information reviewed by the Committee shall be available for examination by any Director upon request.

(c)

The Committee shall have the authority to investigate any financial activity of Enterra and to communicate directly with internal (if any) and external auditors.  All employees are to cooperate as requested by the Committee.

(d)

The Committee may retain and set and pay the compensation for, persons having special expertise and/or obtain independent professional advice, including the engagement of independent counsel and other advisors, to assist in fulfilling its duties and responsibilities at the expense of the Company.

Amended Audit Committee Mandate was approved by the Board on December 12, 2006.

APPENDIX “B-1”

FORM 51-101F2

REPORT ON RESERVES DATA BY

INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Enterra Energy Corp. (the “Company”):

1.

We have evaluated the Company’s Canadian reserves data as at December 31, 2007.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using future prices and costs and proved reserves and related future revenue as at December 31, 2007, estimated using constant prices and costs.

2.

The reserves data are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluated in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2007, and identifies the respective portion thereof that we have evaluated, audited and reviewed and reported on to the Company’s management.

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes 10% discount rate $M)
		Audited	Evaluated	Reviewed	Total
December 31, 2007	Canada	-	$271,561	-	$271,561

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

McDaniel & Associates Consultants Ltd., Calgary, Alberta, Canada, March 24, 2008

Signed “B.J. Wurster”

B.J. Wurster, P.Eng

Vice-President

APPENDIX “B-2”

FORM 51-101F2

REPORT ON RESERVES DATA BY

INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Enterra Energy Corp. (the “Company”):

1.

We have evaluated the Company’s U.S. Oklahoma reserves data as at December 31, 2007.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using future prices and costs and proved reserves and related future revenue as at December 31, 2007, estimated using constant prices and costs.

2.

The reserves data are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluated in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2007, and identifies the respective portion thereof that we have evaluated, audited and reviewed and reported on to the Company’s management.

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes 10% discount rate US$M)
		Audited	Evaluated	Reviewed	Total
December 31, 2007	U.S. Oklahoma	-	$211,578	-	$211,578

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

Haas Petroleum Engineering Services, Inc., Dallas, Texas, U.S., March 24, 2008

Signed “Robert W. Haas”

Robert W. Haas, P.Eng

President

APPENDIX “B-3

FORM 51-101F2

REPORT ON RESERVES DATA BY

INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Enterra Energy Corp. (the “Company”):

1.

We have evaluated the Company’s U.S. Wyoming reserves data as at December 31, 2007.  The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using future prices and costs and proved reserves and related future revenue as at December 31, 2007, estimated using constant prices and costs.

2.

The reserves data are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluated in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2007, and identifies the respective portion thereof that we have evaluated, audited and reviewed and reported on to the Company’s management.

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes 10% discount rate US$M)
		Audited	Evaluated	Reviewed	Total
January 1, 2008	U.S. Powder River Basin, Wyoming	-	$3,310	-	$3,310

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.

We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

MHA Petroleum Consultants, Lakewood, Colorado, U.S., March 24, 2008

Signed “John P. Seidle”

John Seidle, Ph.D., P.Eng

Vice-President

APPENDIX “C”

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER INFORMATION

Management of Enterra Energy Corp. (the “Company”), is responsible for the preparation and disclosure of information with respect to the oil and gas activities of the Company in accordance with securities regulatory requirements.  This information includes reserves data which are (a) estimates of proved reserves and probable reserves and related future net revenues as at December 31, 2007, estimated using forecast prices and costs and (b) proved reserves and related future net revenues as at December 31, 2007, estimated using constant prices and costs.

Independent qualified reserves evaluators have evaluated the reserves data of the Company.  The reports of the independent qualified reserves evaluators will be filed with the securities regulatory concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a)

reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;

(b)

met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators   to report without reservation;

(c)

reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)

the content and filing with securities regulatory authorities of Form 51-101F containing reserves data and other oil and gas information;

(b)

the filing of Form 51-101F2  which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)

the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.  However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Signed “Peter Carpenter”
Peter Carpenter Chairman Enterra Energy Corp.
Signed “Blaine Boerchers”
Blaine Boerchers Chief Financial Officer Enterra Energy Corp.
Signed “Roger Giovanetto ”
Roger Giovanetto Director Enterra Energy Corp.

March 28, 2008

APPENDIX “D”

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

The following information is with respect to Mr. Conrad:

On March 20, 2000, Niaski Environmental Inc., which Mr. Conrad was then an insider and control person, made a proposal to its creditors under the Bankruptcy Act, which was approved by the creditors on April 13, 2000.  The trustee was discharged in May, 2001.  On April 12, 2002, Rimron Resources Inc. (then Niaski Environmental Inc.) was involuntarily delisted from the Canadian Venture Exchange.  The trustee was discharged in May, 2001.

In July 2000, cease trade orders were issued by the Alberta, B.C. and Saskatchewan Securities Commission against Niaski Environmental Inc., which Mr. Conrad was then an insider and control person, for failure to file financial statements.  The deficiencies were rectified and the cease trade orders lifted.

The following information is with respect to Mr. Doyle:

On February 23, 2007, Mr. Doyle became a Director and took on the role of Chairman of Vanquish Energy Corp, a private Canadian oil and gas company that was in financial crisis.  Shortly thereafter, he replaced the Chief Executive officer, and assumed that role in order to better assess and best mitigate damage to all the stakeholders of the company. After discussion and negotiation with the secured creditor, the company entered into receivership on March 27, 2007.